    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 2, 1996.



                                                      REGISTRATION NO. 333-06777

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                AMENDMENT NO. 1



                                       TO


                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                               ------------------

                            GRADALL INDUSTRIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                    Delaware
                        (STATE OR OTHER JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)
                                      3531
                          (PRIMARY STANDARD INDUSTRIAL
                          CLASSIFICATION CODE NUMBER)
                                   36-3381606
                                (I.R.S. EMPLOYER
                              IDENTIFICATION NO.)

                               406 Mill Avenue SW
                           New Philadelphia, OH 44663
                                 (330) 339-2211

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                BRUCE A. JONKER
                               VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                            GRADALL INDUSTRIES, INC.
                               406 MILL AVENUE SW
                           NEW PHILADELPHIA, OH 44663
                                 (330) 339-2211
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)


                                   COPIES TO:


                           ANTHONY E. EFREMOFF, ESQ.
                       BLACK, MCCUSKEY, SOUERS & ARBAUGH
                             1000 UNITED BANK PLAZA
                            220 MARKET AVENUE SOUTH
                               CANTON, OHIO 44702
                                 (330) 456-8341
                         WINTHROP B. CONRAD, JR., ESQ.
                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 450-4000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
                                      NUMBER OF        PROPOSED         PROPOSED
                                       SHARES           MAXIMUM          MAXIMUM         AMOUNT OF
TITLE OF SECURITIES TO BE               TO BE       OFFERING PRICE      AGGREGATE      REGISTRATION
  REGISTERED                        REGISTERED(1)    PER SHARE(2)   OFFERING PRICE(2)        FEE
- ------------------------------------------------------------------------------------------------------
Common Stock, par value $.001 per
  share...........................     4,025,000        $15.00         $60,375,000      $20,819(3)
- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------



(1) Includes 525,000 shares which are being registered in connection with an over-allotment option granted to the Underwriters.


(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.


(3) Previously paid.

                               ------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                  SUBJECT TO COMPLETION, DATED AUGUST 2, 1996



                                3,500,000 SHARES


                            GRADALL INDUSTRIES, INC.
                                  COMMON STOCK


     OF THE 3,500,000 SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE (THE "COMMON STOCK"), OFFERED HEREBY, 2,500,000 SHARES ARE BEING OFFERED BY GRADALL INDUSTRIES, INC. (THE "COMPANY") AND 1,000,000 SHARES ARE BEING OFFERED BY THE SELLING STOCKHOLDERS. SEE "PRINCIPAL AND SELLING STOCKHOLDERS." THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING STOCKHOLDERS.



     PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK. IT IS CURRENTLY ESTIMATED THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $13 PER SHARE AND $15 PER SHARE. SEE "UNDERWRITING" FOR THE FACTORS TO BE CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE. APPLICATION IS BEING MADE TO HAVE THE COMMON STOCK APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "GRDL."



     FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" ON PAGES 6 TO 9.

                            ------------------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
               SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                                UNDERWRITING                    PROCEEDS TO
                                  PRICE TO     DISCOUNTS AND    PROCEEDS TO       SELLING
                                   PUBLIC       COMMISSIONS*      COMPANY+      STOCKHOLDERS
PER SHARE.....................        $              $               $               $
TOTAL ++......................        $              $               $               $

- ---------------

* The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

+ Before deducting expenses of the Offering payable by the Company estimated to be $500,000.


++ The Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 525,000 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is
   exercised in full, the total price to public will be $            , the total
   underwriting discounts and commissions will be $            and the total
   proceeds to Selling Stockholders will be $            . See "Underwriting."

                            ------------------------
     THE COMMON STOCK IS BEING OFFERED BY THE UNDERWRITERS AS SET FORTH UNDER "UNDERWRITING" HEREIN. IT IS EXPECTED THAT DELIVERY OF CERTIFICATES THEREFOR WILL BE MADE AT THE OFFICES OF DILLON, READ & CO. INC., NEW YORK, NEW YORK, ON
OR ABOUT                , 1996. THE UNDERWRITERS INCLUDE:

DILLON, READ & CO. INC.                                  MCDONALD & COMPANY
                                                          SECURITIES, INC.

             THE DATE OF THIS PROSPECTUS IS                , 1996.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, "Gradall" or the "Company" refers to Gradall Industries, Inc., a Delaware corporation, and its consolidated subsidiaries. In addition, unless otherwise indicated, all information in the Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) gives effect to a 5,540-for-1 split of the Company's Common Stock to be effected immediately prior to the consummation of the offering made hereby (the "Offering"). The Consolidated Financial Statements of the Company and the Notes thereto do not give effect to such stock split.


                                  THE COMPANY


     Gradall is a leading manufacturer of wheeled hydraulic excavators and rough-terrain variable reach material handlers as well as related service parts. The Company's products are marketed under the widely respected Gradall tradename and are distinguished by their telescopic boom technology, versatility, productivity and reliability. Gradall's telescopic booms, which are manufactured from high-strength specialty steel, are unique both in their shape and engineering design, which provide added strength with minimal weight, and, in the case of excavators, in their ability to rotate a full 360 degrees. Gradall products serve niche markets within the construction equipment industry and typically command premium prices. In 1995, total sales were $118.4 million, comprised of $49.2 million in sales of excavators, $53.6 million in sales of material handlers and $15.6 million in sales of service parts. Since January 1993, the Company has introduced 12 new products which accounted for in excess of 50% of Gradall's net sales in 1995.


     Gradall excavators are typically used by general contractors and government agencies for ditching, sloping, finished grading, general maintenance and infrastructure projects. The Company's excavators are sold through approximately 41 independent distributors at approximately 141 locations throughout North America. The introduction and ongoing development of the Company's XL Series excavators, featuring the unique Gradall rotating, telescopic booms with high-pressure hydraulics, have allowed the Company to continue to dominate its traditional niche market of wheeled, telescopic boom excavators and to strengthen its competitive position in the larger market of conventional crawler excavators, a market historically dominated by knuckle-boom technology.

     Gradall rough-terrain variable reach material handlers are typically used by residential, non-residential and institutional building contractors for lifting, transporting and placing a wide variety of materials at their point of use or storage. The Company's material handlers are sold through approximately 40 independent distributors at approximately 120 locations throughout North America. In addition, Gradall material handlers are available at national rental companies at over 129 locations. The Company continues to introduce new material handlers with Gradall's unique 90(++) rear-pivot steering, hydrostatic drive and low profile design which provide an exceptional combination of maneuverability, versatility and stability. This new product development has allowed the Company to increase its market share in the rapidly growing rough-terrain variable reach material handler market.


     Gradall's strategy is to design and produce high quality hydraulic excavators and material handlers for niche markets while simultaneously reducing manufacturing costs and increasing production efficiencies. Gradall's ability to design and customize each of its product lines to fit the specifications of its customers augments the uniqueness of the Company's products. In addition, in 1995, the Company commenced a multi-year program designed to expand plant capacity and reduce production costs by increasing labor efficiency and equipment productivity and improving quality. The Company invested $4.2 million in 1995 and $0.7 million through June 30, 1996 for capital improvements pursuant to this program. The Company currently plans to invest an additional $3.5 million in 1996 and in excess of $4.0 million in 1997 for capital improvements under this program. Management believes that these strategies have enabled the Company to increase substantially its profitability in recent years.

                             1995 RECAPITALIZATION



     In October 1995, the Company consummated a series of transactions which resulted in a new capitalization and ownership structure (the "1995 Recapitalization"). As a result of the 1995 Recapitalization, MLGA Fund II, L.P. ("Fund II") and its affiliates acquired 82.5% of the Company's Common Stock, certain officers and key employees of Gradall acquired 10% of the Company's Common Stock, and the percentage ownership of the Company's Common Stock held by existing stockholders (the "Existing Stockholders") was reduced from 100% to 7.5%, and the Existing Stockholders received shares of Series A Preferred Stock of the Company in the amount of $2 million. In connection with the 1995 Recapitalization, the Company entered into a securities purchase agreement pursuant to which the Company issued $10 million of 12.5% Senior Subordinated Notes due 2003 and warrants to purchase 449,294 shares of Common Stock. The Company also entered into a loan and security agreement (the "Credit Facility") pursuant to which the Company borrowed $10 million under a term loan repayable in quarterly installments through September 30, 2000. In addition, the Credit Facility provides a revolving line of credit of $22 million through September 30, 2000. See "Use of Proceeds."


                                  THE OFFERING


Common Stock offered by the Company............   2,500,000 shares
Common Stock offered by the Selling
  Stockholders.................................   1,000,000 shares(1)
                                                  -------------------
Total Common Stock offered.....................   3,500,000 shares
                                                  ===================
Common Stock to be outstanding after the
  Offering.....................................   8,489,294 shares(2)
Use of proceeds by the Company.................   To repay certain outstanding indebtedness of
                                                  the Company incurred in connection with the
                                                  1995 Recapitalization and to redeem all of
                                                  the outstanding shares of the Series A
                                                  Preferred Stock of the Company. See "Use of
                                                  Proceeds."
Proposed Nasdaq National Market symbol.........   GRDL


- ---------------


(1) Includes 449,294 shares of Common Stock to be issued immediately prior to the consummation of the Offering in connection with the exercise of the Warrants (as defined below) owned by certain Selling Stockholders. Does not include up to 525,000 shares of Common Stock which may be sold by the Selling Stockholders pursuant to the Underwriters' over-allotment option.



(2) Does not include 293,371 shares of Common Stock issuable in connection with outstanding stock options, 10,000 of which are currently exercisable. See "Management."


                                  RISK FACTORS


     Any investment in the Common Shares offered hereby involves a high degree of risk. For a discussion of considerations relevant to an investment in the shares of Common Stock, see "Risk Factors" on pages 6 to 9.

                      SUMMARY CONSOLIDATED FINANCIAL DATA



     The summary consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                                                                                SIX MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                             JUNE 30,
                                               ---------------------------------------------------------     -----------------------
                                                1991        1992        1993        1994         1995          1995          1996
                                               -------     -------     -------     -------     ---------     ---------     ---------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                 (UNAUDITED)
INCOME STATEMENT DATA:
  Net sales................................    $49,946     $57,665     $72,208     $88,820     $ 118,438     $  62,324     $  69,636
  Cost of sales............................     42,639      48,780      59,274      71,280        92,637        48,693        53,660
                                               -------     -------     -------     -------     ---------     ---------     ---------
  Gross profit.............................      7,307       8,885      12,934      17,540        25,801        13,631        15,976
  Operating expenses:
    Engineering............................      1,439       1,477       1,848       2,123         2,504         1,260         1,559
    Selling and marketing..................      3,367       3,345       4,232       4,728         5,365         2,507         3,357
    Administrative.........................      3,027       2,986       5,075       4,618         5,138         2,221         2,542
                                               -------     -------     -------     -------     ---------     ---------     ---------
  Operating income (loss)..................       (526)      1,077       1,779       6,071        12,794         7,643         8,518
  Amortization of FAS 106(1)...............         --          --          --      (3,626)           --            --            --
  Interest expense.........................      1,436       1,062       1,055       1,146         1,642           454         2,046
  Other, net...............................        578        (376)       (549)        234           865           453           674
                                               -------     -------     -------     -------     ---------     ---------     ---------
  Income (loss) before provision for
    taxes..................................     (2,540)        391       1,273       8,317        10,287         6,736         5,798
  Income tax provision (benefit)...........       (227)        334         550       3,152         3,680         2,416         2,272
                                               -------     -------     -------     -------     ---------     ---------     ---------
  Net income (loss) before change in
    accounting.............................     (2,313)         57         723       5,165         6,607         4,320         3,526
  Change in accounting (gain)/loss(2)......         --        (243)      9,014          --            --            --            --
                                               -------     -------     -------     -------     ---------     ---------     ---------
  Net income (loss)(3).....................    $(2,313)    $   300     $(8,291)    $ 5,165     $   6,607     $   4,320     $   3,526
                                               =======     =======     =======     =======      ========      ========      ========
PRO FORMA DATA
  Actual(4):
    Net income per common share............                                                    $    1.10     $    0.72     $    0.59
    Weighted average common shares
      outstanding..........................                                                    5,989,294     5,989,294     5,989,294
  Supplementary(5):
    Net income per common share............                                                    $    0.84     $    0.51     $    0.55
    Weighted average common shares
      outstanding..........................                                                    8,499,294     8,499,294     8,499,294
OTHER OPERATING DATA:
  Employees (at period end)................        424         459         518         557           581           577           618
  Sales per employee.......................    $   112     $   133     $   146     $   165     $     207     $     110     $     116
  Capital expenditures.....................    $   346     $   740     $   534     $ 1,214     $   4,189     $   1,294     $     676



                                                                                DECEMBER 31,          JUNE 30, 1996
                                                                                    1995         ------------------------
                                                                                ------------                      AS
                                                                                   ACTUAL         ACTUAL      ADJUSTED(6)
                                                                                ------------     --------     -----------
                                                                                                       (UNAUDITED)
BALANCE SHEET DATA:
  Working capital...........................................................      $ 10,735       $ 13,765      $  16,199
  Total assets..............................................................        52,024         58,122         57,393
  Total debt................................................................        37,922         37,581          8,428
  Stockholders' (deficit) equity............................................       (23,119)       (19,593)         9,465


- ---------------


(1) The FAS 106 gain in 1994 resulted from the reduction in the post-retirement health care benefits liability reflecting a change in actuarial assumptions related to the projected growth rate in medical costs.


(2) Reflects in 1992 a $0.2 million after-tax increase in net income resulting from the adoption of a new accounting standard for income taxes (FAS 109) and in 1993 a $9 million after-tax decrease in net income resulting from the adoption of the accrual basis of accounting for post-retirement health care benefits (FAS 106).

(3) Net income (loss) per share data have been omitted as such amounts are not comparable due to the 1995 Recapitalization.


(4) Presented based on actual earnings and average shares outstanding in the periods indicated after giving effect to the 5,540-for-1 stock split and the conversion of the outstanding Warrants.



(5) Presented as if the 1995 Recapitalization, the exercise of the Warrants and an option for 10,000 shares, the issuance of shares of Common Stock pursuant to the Offering and the application of the estimated net proceeds thereof had occurred on January 1, 1995. Pro forma net income per share data do not include a $0.5 million extraordinary loss (net of a tax benefit of $0.3 million) to be incurred on repayment in full of the Senior Subordinated Notes and a $0.4 million write-off (net of a tax benefit of $0.3 million) of the financing costs related to the repayment in full of the Senior Subordinated Notes and the Term Loan and a portion of the Revolver which will be reported in the period in which the Offering is consummated.



(6) Adjusted as if the exercise of the Warrants, the issuance of shares of Common Stock pursuant to the Offering and the application of the estimated net proceeds thereof had occurred on June 30, 1996. Reflects a $0.5 million extraordinary loss (net of a tax benefit of $0.3 million) to be incurred on repayment in full of the Senior Subordinated Notes and a $0.4 million write-off (net of a tax benefit of $0.3 million) of the financing costs related to the repayment in full of the Senior Subordinated Notes and the Term Loan and a portion of the Revolver which will be reported in the period in which the Offering is consummated. See "Use of Proceeds."

                                  RISK FACTORS

     Any investment in the shares of Common Stock offered hereby involves risk. Prospective investors should consider carefully the following factors in evaluating any investment in the Common Stock.

IMPACT OF SIGNIFICANT COMPETITION

     The markets in which the Company operates are highly competitive. The Company faces competition in each of its product lines from a number of different manufacturers, some of which have greater financial and other resources than the Company. The principal competitive factors affecting the markets for the Company's products include performance, functionality, price, brand recognition, customer service and support, and product availability.

CYCLICALITY MAY LEAD TO FLUCTUATIONS IN DEMAND


     The Company markets its products primarily to the construction industry. Accordingly, demand for the Company's products, and therefore the profitability of the Company, are sensitive to the state of the U.S. economy in general, regional economic conditions, and particularly to changes in private construction spending and infrastructure spending funded by the public sector. There can be no assurance that the cyclicality of any of these factors will not have a material adverse effect on the Company's business, operations or financial performance.


DEPENDENCE ON SUCCESSFUL PRODUCT DEVELOPMENT

     In excess of 50% of the Company's net sales in 1995 were attributable to new products introduced since 1993. The Company believes that its future growth and profitability are dependent on its continued development of new products and the success of such new products, and no assurance can be given that the Company will be able to successfully develop and distribute additional new products.

DEPENDENCE ON DISTRIBUTION NETWORK


     The Company primarily markets and distributes its products through a network of independent distributors and believes that this network is a core strength of its business. While it is not dependent on any single distributor, loss of certain key distributors could have an adverse effect on the business, operations and financial results of the Company. The Company has agreements with its distributors under which the distributors purchase products from the Company at agreed upon prices for resale within the distributor's territory. In addition to the Company's products, its distributors typically sell construction equipment manufactured by third parties, including competitors of the Company. See "Business -- Marketing & Distribution." The Company also sells its products to national rental companies, who in turn rent the products to end-users. The Company believes that this distribution channel is increasingly important to its continued success, and the loss of certain key national rental company accounts could have a material adverse effect on the business, operations and financial results of the Company.


DEPENDENCE ON NEW PHILADELPHIA FACILITY


     The Company operates from a single company-owned facility in New Philadelphia, Ohio (the "New Philadelphia Facility") which accommodates the Company's corporate offices, manufacturing and assembly operations and warehouse. Equipment failures at the New Philadelphia Facility could limit or shut down the Company's production for a significant period of time. In order to minimize the risk of equipment failure, the Company follows a comprehensive maintenance and loss prevention program and periodically reviews its failure exposure. To date, the Company has not experienced any significant equipment failure. However, no assurance can be given that a material shutdown will not occur in the future or that such a shutdown would not have a material adverse effect on the business, operations and financial results of the Company. In addition to equipment failure, the New Philadelphia Facility also is subject to the risk of catastrophic loss. The Company maintains property damage insurance which it believes to be adequate to provide for reconstruction of damaged equipment, as well as business interruption insurance to mitigate losses resulting from any production shutdown caused by an insured loss. However, no assurance can be given that such insurance will be adequate to cover losses which could occur.


     Based on its current equipment and manufacturing processes, the New Philadelphia Facility is operating at capacity. Significant increases in output from current levels will require increases in capital expenditures and other productivity improvements. In 1995, the Company commenced a multi-year program designed to expand plant capacity and reduce production costs by increasing labor efficiency and equipment productivity and improving quality. The Company invested $4.2 million in 1995 and $0.7 million through June 30, 1996 for capital improvements pursuant to this program. The Company currently plans to invest an additional $3.5 million in 1996 and in excess of $4.0 million in 1997 for capital improvements under this program. The Company believes that recently completed capital expenditures, which have expanded plant capacity, together with planned capital expenditures, should allow the Company to meet anticipated demand for its products. However, there can be no assurance that the Company will be successful in implementing these measures or that such measures will be successful in increasing plant capacity or meeting future increases in demand.


LABOR RELATIONS


     The Company's 411 hourly employees are represented by the International Association of Machinists and Aerospace Workers and are currently working under a three-year contract which will expire in March 1997. In the history of the Company, there have been two strikes by the union employees -- the first in 1975 and the second in 1994 in connection with the negotiation of the current contract. There can be no assurance that the Company will be able to negotiate satisfactory contracts with the union in the future or that the Company's union employees will not participate in any work stoppage which could have a material adverse effect on the operations of the Company.



DEFICIT IN STOCKHOLDERS' EQUITY; LEVERAGE



     Primarily as a result of the 1995 Recapitalization, at June 30, 1996, the Company had a deficit in stockholders' equity of $19.6 million. As adjusted for the Offering and application of the estimated net proceeds to the Company thereof, at June 30, 1996, the Company would have had stockholders' equity of $9.5 million. In addition, at June 30, 1996, the Company had total indebtedness of $37.6 million. As adjusted for the Offering and application of the estimated net proceeds to the Company thereof, at June 30, 1996, the Company would have had total indebtedness of $8.4 million, and the Company's debt-to-equity would have been 0.89 to 1. However, the ratio of operating income to interest expense for the year ended December 31, 1995 and the six months ended June 30, 1996 were
7.8 to 1 and 4.2 to 1, respectively.


DEPENDENCE ON KEY MANAGEMENT


     The success of the Company's business is dependent upon the management and leadership skills of Barry L. Phillips, the Company's President, and other members of the Company's senior management team. Although the Company has an employment agreement with Mr. Phillips, the loss of Mr. Phillips or any other member of the senior management team or an inability to attract and retain additional personnel could have a material adverse effect on the Company. There can be no assurance that the Company will be able to retain its existing senior management personnel or to continue to attract additional qualified personnel.


DEPENDENCE ON CERTAIN SUPPLIERS


     Certain of the components included in the Company's products are obtained from a single supplier or a limited number of suppliers. Disruption or termination of supplier relationships could have a material adverse effect on the Company's operations. The Company believes that alternative sources could be obtained, if necessary, but the inability to obtain sufficient quantities of the components or the need to develop alternative sources, if and as required in the future, could result in delays or reductions in product shipments which in turn may have a material adverse effect on the Company's operating results and customer relationships. See "Business -- Suppliers."

IMPACT OF CHANGING STEEL PRICES


     A principal raw material used by the Company in its operations is steel. The steel industry as a whole is cyclical, and steel prices are volatile due to numerous factors beyond the control of the Company. This volatility can significantly affect the Company's raw material costs. Competitive conditions determine the extent to which steel price increases can be passed on to the Company's customers. Historically, the Company has been able to pass on increases in steel prices to the Company's customers. However, there is usually a lag of approximately six months to a year before such increases can be passed on to customers through higher product prices. If the Company is unable to pass some or all of future steel price increases to its customers, the Company's financial performance would be materially adversely affected.


RISK OF CLAIMS FOR PRODUCT LIABILITY


     Due to the nature of its products, the Company may be subject to significant claims for product liability. The Company is a party to various lawsuits seeking damages for alleged product liability arising from the use of its products. The Company currently maintains product liability insurance with an annual aggregate limit of $6 million subject to a self-insurance retention in the amount of $225,000 per claim. There can be no assurance that proceeds available under the Company's insurance policy would be adequate to cover potential product liability claims. A successful claim against the Company in excess of the Company's insurance coverage could have a material adverse effect on the financial results of the Company. In each of the fiscal years ended December 31, 1995, 1994 and 1993, the Company's product liability costs for any claim have not exceeded its self-insurance retention amount.


ENVIRONMENTAL MATTERS


     The Company is subject to various federal, state and local environmental laws and regulations. Pursuant to these laws and regulations, the Company may be required from time to time to remediate environmental contamination associated with releases of hazardous substances. Although the Company does not anticipate that expenditures to comply with environmental laws and regulations will be material, there can be no assurance that the costs of complying with such existing or future laws or regulations will not exceed current estimates.


CONTROL BY MLGA FUND II, L.P.


     Upon the consummation of the Offering, approximately 47.3% of the outstanding Common Stock of the Company (approximately 42.7% if the Underwriters' over-allotment option is exercised in full) will be owned by Fund II and its affiliates. Accordingly, Fund II and its affiliates will be able to exert significant influence over the Company and its business and affairs, including the election of directors. See "Principal and Selling Stockholders" and "Description of Capital Stock."


SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of Common Stock in the public market following the Offering could have a material adverse effect on the market price of the Common Stock and may make it more difficult for the Company to sell shares of Common Stock in the future for prices and at times it deems appropriate. Upon completion of the Offering, the Company will have outstanding 8,489,294 shares of Common Stock. Of these shares, the 3,500,000 shares of Common Stock sold in the Offering (4,025,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless such shares are owned by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 4,989,294 shares of Common Stock (4,464,294 shares if the Underwriters' over-allotment option is exercised in full) are "restricted securities" as that term is defined under Rule 144 and, accordingly, may not be sold unless they are registered under the Securities Act or are sold pursuant an applicable exemption from registration, including Rule 144. Holders of the 4,989,294 shares of Common Stock (4,464,294 shares if the Underwriters' over-allotment option is exercised in full) constituting "restricted securities" have entered into lock-up agreements with the Underwriters pursuant to which they have agreed not to sell or otherwise dispose of any shares of such stock for a period of 180 days after the date of this Prospectus without the prior written consent of Dillon, Read & Co. Inc. which may, in its sole discretion and at any time without prior notice, release all or any portion of the shares of Common Stock subject to such lock-up agreement. See "Shares Eligible for Future Sale" and "Underwriting."


ABSENCE OF PRIOR PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICES

     Prior to the Offering, there has been no public market for the Common Stock. Application is being made to have the Common Stock approved for quotation on the Nasdaq National Market; however, there can be no assurance that an active trading market will develop or be sustained. The initial public offering price of the Common Stock will be determined by negotiations among the Company, the Selling Stockholders and the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. The market price of the Common Stock may be highly volatile depending on a number of factors. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.


ANTITAKEOVER PROVISIONS



     The Company's Amended and Restated Certificate of Incorporation will provide the Board of Directors the authority to issue up to 2,000,000 shares of preferred stock in one or more series with such distinctive descriptions, rights and preferences as the Board may provide. The issuance of the preferred stock could adversely affect the voting power of the holders of Common Stock and, accordingly, could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. In addition, the Company is subject to Section 203 of the Delaware General Corporation Law which limits transactions between a publicly held company and "interested stockholders" (generally, those stockholders who own 15% or more of the company's outstanding stock and their affiliates and associates). This provision of Delaware law may also have the effect of deterring certain potential acquisitions of the Company.


DILUTION


     The initial public offering price is substantially higher than the book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offering will therefore incur immediate and substantial dilution of $12.89 per share, assuming an initial public offering price of $14.00 per share. See "Dilution."

                                  THE COMPANY


     The Gradall Company, an Ohio corporation and a wholly-owned subsidiary of the Company, is a leading manufacturer of wheeled hydraulic excavators and rough-terrain variable reach material handlers as well as related service parts. The Gradall Company was established in 1946 by the Warner and Swasey Company to manufacture and market a newly designed hydraulic excavator featuring a unique rotating, telescopic boom and a truck mounted design which added versatility and highway mobility to the excavator. In 1982, The Gradall Company acquired a product line of material handlers which it redesigned to incorporate its telescopic boom technology and rough-terrain equipment expertise.



     Gradall Industries, Inc. was incorporated in Delaware in 1985 as a holding company to acquire all of the outstanding capital stock of The Gradall Company. In October 1995, the Company consummated a series of transactions which resulted in a new capitalization and ownership structure (the "1995 Recapitalization"). As a result of the 1995 Recapitalization, Fund II and its affiliates acquired 82.5% of the Company's Common Stock, certain officers and key employees of Gradall acquired 10% of the Company's Common Stock, and the percentage ownership of the Company's Common Stock held by existing stockholders (the "Existing Stockholders") was reduced from 100% to 7.5%. As a part of the 1995 Recapitalization, the Company issued 140 shares of its Series A Preferred Stock (the "Series A Preferred Stock") to the Existing Stockholders which represents 100% of the Company's total outstanding Series A Preferred Stock. In connection with the 1995 Recapitalization, the Company entered into a securities purchase agreement pursuant to which the Company issued $10 million of 12.5% Senior Subordinated Notes due 2003 (the "Senior Subordinated Notes") and warrants to purchase 449,294 shares of Common Stock (the "Warrants"). The Company also entered into a loan and security agreement (the "Credit Facility") pursuant to which the Company borrowed $10 million under a term loan repayable in quarterly installments through September 30, 2000 (the "Term Loan"). In addition, the Credit Facility provides a revolving line of credit of $22 million through September 30, 2000 (the "Revolver"). Unless the context otherwise requires, the "Company" or "Gradall" refers to Gradall Industries, Inc. and its consolidated subsidiaries.


     The Company's principal offices are located at 406 Mill Avenue, S.W., New Philadelphia, Ohio 44663, and its telephone number is (330) 339-2211.

                                USE OF PROCEEDS


     The net proceeds to the Company of this Offering, after deducting underwriting discounts and commissions and expenses payable by the Company in connection with this Offering, are estimated to be approximately $32.1 million, assuming an initial public offering price of $14.00 per share, the mid-point of the range set forth on the cover page of this Prospectus. The Company intends to use the net proceeds to redeem all of the outstanding shares of the Series A Preferred Stock issued in connection with the 1995 Recapitalization and repay certain outstanding indebtedness incurred in connection with the 1995 Recapitalization. Of the net proceeds, approximately $2.0 million will be used to redeem all of the outstanding shares of the Series A Preferred Stock, approximately $10.0 million will be used to redeem all of the Company's Senior Subordinated Notes, approximately $10.0 million will be used to repay in full the Term Loan and approximately $10.1 million will be used to repay a portion of the amount outstanding under the Revolver ($17.8 million outstanding at June 30, 1996). Proceeds from the issuance of the Senior Subordinated Notes and borrowings under the Term Loan and the Revolver were used to fund the redemption of shares of Common Stock from the Existing Stockholders, payments to certain officers and key employees of the Company, and the repayment of existing indebtedness of the Company in connection with the 1995 Recapitalization. See "1995 Recapitalization and Certain Transactions."



     The Senior Subordinated Notes bear interest at the rate of 12.5% and mature in 2003. The Term Loan bears interest at either LIBOR plus 3.00% or prime plus 1.00% (8.25% weighted average at June 30, 1996) and is repayable in quarterly installments through 2000. Interest due under the Revolver is based on either LIBOR plus 2.75% or prime plus 0.75% (8.34% weighted average at June 30, 1996). The Revolver terminates in 2000. At June 30, 1996, the amount available to be drawn under the Revolver was $4.2 million, which amount will increase to $14.3 million as a result of the use of a part of the net proceeds from this Offering to repay a portion of the amount outstanding thereunder. Amounts available under the Revolver, together with internally generated funds, will be available to fund capital expenditures and expansion of the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


     The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders in this Offering. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

     The Company currently intends to retain its future earnings to finance the growth and development of its business and therefore does not anticipate paying cash dividends on the Common Stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements and such other factors as the Board of Directors deems relevant. The Company's Credit Facility prohibits the payment of any dividends on the Common Stock.

                                 CAPITALIZATION


The following table sets forth the current debt and capitalization of the Company as of June 30, 1996, as adjusted to give effect to the sale of the Common Stock offered hereby and the application of the Company of its portion of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements of the Company, including the Notes thereto, appearing elsewhere in this Prospectus.



                                                                        JUNE 30, 1996
                                                                    ---------------------
                                                                                    AS
                                                                     ACTUAL      ADJUSTED
                                                                    --------     --------
                                                                         (DOLLARS IN
                                                                         THOUSANDS)
                                                                         (UNAUDITED)
Long-term debt:
     Revolver (including current portion).......................    $ 17,777     $  7,726
     Term Loan (including current portion)......................      10,000            0
     Senior Subordinated Notes, net of discount of $945,000
       related to the Warrants..................................       9,102            0
     Capital lease obligation (including current portion).......         702          702
                                                                    --------     --------
                                                                      37,581        8,428
                                                                    --------     --------
Stockholders' (deficit) equity:
     Common Stock: actual, no par value, 2,200 shares
       authorized, 1,000 shares issued and outstanding; as
       adjusted, par value $.001 per share, 18,000,000 shares
       authorized, 8,489,294 issued and outstanding(1)..........           1            8
     Series A Preferred Stock: actual, par value $.01 per share,
       300 shares authorized, 140 shares issued and outstanding;
       as adjusted, par value $.01 per share, 140 shares
       authorized, none issued and outstanding..................       2,000            0
     Serial Preferred Stock; as adjusted, par value $.001 per
       share, 2,000,000 shares authorized, none issued and
       outstanding..............................................          --            0
     Additional paid in capital.................................      11,999       45,042
     Additional paid in capital -- warrants.....................       1,000            0
     Accumulated deficit........................................     (34,593)     (35,585)(2)
                                                                    --------     --------
          Total stockholders' (deficit) equity..................     (19,593)       9,465
                                                                    --------     --------
          Total capitalization..................................    $ 17,988     $ 17,893
                                                                    ========     ========


- ---------------


(1) Does not include an aggregate of 293,371 shares of Common Stock issuable in connection with outstanding stock options, 10,000 of which are currently exercisable. "As adjusted" includes shares to be issued pursuant to the Offering, including 449,294 shares to be issued immediately prior to the consummation of the Offering in connection with the exercise of the Warrants. The aggregate proceeds to the Company from the exercise of the Warrants will be less than $1.00. See "Management," "Principal and Selling Stockholders," and "Description of Capital Stock."



(2) Reflects a $0.5 million extraordinary loss (net of a tax benefit of $0.3 million) on repayment in full of the Senior Subordinated Notes and a $0.4 million write-off (net of a tax benefit of $0.3 million) of the financing costs related to the repayment in full of the Senior Subordinated Notes and the Term Loan and a portion of the Revolver which will be reported in the period in which the Offering is consummated. See "Use of Proceeds."

                                    DILUTION


     At June 30, 1996, the Company had an aggregate of 5,989,294 shares of Common Stock outstanding with a deficit in net tangible book value of $(19.6) million or $(3.27) per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities of the Company, divided by the number of shares of Common Stock outstanding. Without taking into account any changes in such net tangible book value after June 30, 1996, other than to give effect to the sale of the Common Stock in the Offering, the pro forma net tangible book value at June 30, 1996 would have been $9.5 million or $1.11 per share. This represents an immediate increase in net tangible book value of $4.38 per share to existing stockholders and an immediate dilution in net tangible book value of $12.89 per share to new investors purchasing shares in the Offering. The following table illustrates this per share dilution:



Assumed initial public offering price per share of Common Stock............             $14.00
     Deficit in net tangible book value per share of Common Stock before the Offering.................................................  $(3.27)
     Increase per share attributable to new investors......................    4.38
Pro forma net tangible book value per share of Common Stock after the
  Offering.................................................................               1.11
                                                                                        ------
Dilution per share to new investors........................................             $12.89
                                                                                        ======



     The following table summarizes, as of June 30, 1996 on a pro forma basis, the difference between existing stockholders and new investors in this Offering with respect to: (i) the number of shares of Common Stock purchased from the Company; (ii) the total consideration paid to the Company; and (iii) the average price paid or assumed to be paid per share.



                                         SHARES PURCHASED          TOTAL CONSIDERATION
                                       ---------------------     -----------------------     AVERAGE PRICE
                                        NUMBER       PERCENT       AMOUNT        PERCENT       PER SHARE
                                       ---------     -------     -----------     -------     -------------
Existing stockholders(1)...........    5,989,294       70.6%     $13,000,000       27.1%        $  2.17
New investors......................    2,500,000       29.4       35,000,000       72.9           14.00
                                       ---------     -------     -----------     -------
     Total.........................    8,489,294      100.0%     $48,000,000      100.0%
                                        ========     =======      ==========     =======


- ---------------


(1) Sale of Common Stock by the Selling Stockholders in the Offering and sale of Common Stock by the Selling Stockholders pursuant to the Underwriters' over-allotment option will reduce the number of shares held by the existing stockholders of the Company to 4,464,294 or 52.6% of the total number of shares of Common Stock to be outstanding after the Offering, and will increase the number of shares to be purchased by new investors to 4,025,000 or 47.4% of the total shares of Common Stock to be outstanding after the Offering. See "Principal and Selling Stockholders."

                      SELECTED CONSOLIDATED FINANCIAL DATA



    The following selected financial data relating to the Company have been taken or derived from the historical financial statements of the Company and are qualified in their entirety by reference to such financial statements and notes included therein. See "Consolidated Financial Statements." Certain information at June 30, 1996 and for the respective six month periods ended June 30, 1995 and June 30, 1996 has been derived from the Company's unaudited interim financial statements, which are also contained in this Prospectus, and which, in the opinion of the Company, reflect all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation. Results for the period ended June 30, 1996 are not necessarily indicative of results for the full year.



                                                                                                             SIX MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,                             JUNE 30,
                                            ---------------------------------------------------------     -----------------------
                                             1991        1992        1993        1994         1995          1995          1996
                                            -------     -------     -------     -------     ---------     ---------     ---------
                                                    (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)                   (UNAUDITED)
INCOME STATEMENT DATA:
  Net sales................................ $49,946     $57,665     $72,208     $88,820     $ 118,438     $  62,324     $  69,636
  Cost of sales............................  42,639      48,780      59,274      71,280        92,637        48,693        53,660
                                            -------     -------     -------     -------     ---------     ---------     ---------
  Gross profit.............................   7,307       8,885      12,934      17,540        25,801        13,631        15,976
  Operating expenses:
    Engineering............................   1,439       1,477       1,848       2,123         2,504         1,260         1,559
    Selling and marketing..................   3,367       3,345       4,232       4,728         5,365         2,507         3,357
    Administrative.........................   3,027       2,986       5,075       4,618         5,138         2,221         2,542
                                            -------     -------     -------     -------     ---------     ---------     ---------
  Operating income (loss)..................    (526)      1,077       1,779       6,071        12,794         7,643         8,518
  Amortization of FAS 106(1)...............      --          --          --      (3,626)           --            --            --
  Interest expense.........................   1,436       1,062       1,055       1,146         1,642           454         2,046
  Other, net...............................     578        (376)       (549)        234           865           453           674
                                            -------     -------     -------     -------     ---------     ---------     ---------
  Income (loss) before provision for
    taxes..................................  (2,540)        391       1,273       8,317        10,287         6,736         5,798
  Income tax provision (benefit)...........    (227)        334         550       3,152         3,680         2,416         2,272
                                            -------     -------     -------     -------     ---------     ---------     ---------
  Net income (loss) before change in
    accounting.............................  (2,313)         57         723       5,165         6,607         4,320         3,526
  Change in accounting (gain)/loss(2)......      --        (243)      9,014          --            --            --            --
                                            -------     -------     -------     -------     ---------     ---------     ---------
  Net income (loss)(3)..................... $(2,313)    $   300     $(8,291)    $ 5,165     $   6,607     $   4,320     $   3,526
                                            =======     =======     =======     =======      ========      ========      ========
PRO FORMA DATA
  Actual(4):
    Net income per common share............                                                 $    1.10     $    0.72     $    0.59
    Weighted average common shares
      outstanding..........................                                                 5,989,294     5,989,294     5,989,294
  Supplementary(5):
    Net income per common share............                                                 $    0.84     $    0.51     $    0.55
    Weighted average common shares
      outstanding..........................                                                 8,499,294     8,499,294     8,499,294
OTHER OPERATING DATA:
  Employees (at period end)................     424         459         518         557           581           577           618
  Sales per employee....................... $   112     $   133     $   146     $   165     $     207     $     110     $     116
  Capital expenditures..................... $   346     $   740     $   534     $ 1,214     $   4,189     $   1,294     $     676



                                                                                      DECEMBER 31,          JUNE 30, 1996
                                                                                          1995        --------------------------
                                                                                      ------------                       AS
                                                                                         ACTUAL         ACTUAL       ADJUSTED(6)
                                                                                      ------------    -----------    -----------
                                                                                                             (UNAUDITED)
BALANCE SHEET DATA:
  Working capital...................................................................    $ 10,735        $13,765        $16,199
  Total assets......................................................................      52,024         58,122         57,393
  Total debt........................................................................      37,922         37,581          8,428
  Stockholders' (deficit) equity....................................................     (23,119)       (19,593)         9,465


- ---------------

(1) The FAS 106 gain in 1994 resulted from the reduction in the post-retirement health care benefits liability reflecting a change in actuarial assumptions related to the projected growth in medical costs.
(2) Reflects in 1992 a $0.2 million after-tax increase in net income resulting from the adoption of a new accounting standard for income taxes (FAS 109) and in 1993 a $9 million after-tax decrease in net income resulting from the adoption of the accrual basis of accounting for post-retirement health care benefits (FAS 106).
(3) Net income (loss) per share data have been omitted as such amounts are not comparable due to the 1995 Recapitalization.

(4) Presented based on actual earnings and average shares outstanding in the periods indicated after giving effect to the 5,540-for-1 stock split and the conversion of the outstanding Warrants.


(5) Presented as if the 1995 Recapitalization, the exercise of the Warrants and an option for 10,000 shares, the issuance of shares of Common Stock pursuant to the Offering and the application of the estimated net proceeds thereof had occurred on January 1, 1995. Pro forma net income per share data do not include a $0.5 million extraordinary loss (net of a tax benefit of $0.3 million) to be incurred on repayment in full of the Senior Subordinated Notes and a $0.4 million write-off (net of a tax benefit of $0.3 million) of the financing costs related to the repayment in full of the Senior Subordinated Notes and the Term Loan and a portion of the Revolver which will be reported in the period in which the Offering is consummated.


(6) Adjusted as if the exercise of the Warrants, the issuance of shares of Common Stock pursuant to the Offering and the application of the estimated net proceeds thereof had occurred on June 30, 1996. Reflects a $0.5 extraordinary loss (net of a tax benefit of $0.3 million) to be incurred on repayment in full of the Senior Subordinated Notes and a $0.4 million write-off (net of a tax benefit of $0.3 million) of the financing costs related to the repayment in full of the Senior Subordinated Notes and the Term Loan and a portion of the Revolver which will be reported in the period in which the Offering is consummated. See "Use of Proceeds."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of results of operations and financial condition is based upon and should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, the Selected Consolidated Financial Data and other financial data appearing elsewhere in this Prospectus.

GENERAL

     Gradall Industries, Inc. was formed in 1985 to acquire all of the outstanding capital stock of The Gradall Company which primarily manufactured telescopic boom excavators and variable reach material handlers. Concurrent with the formation of Gradall Industries, Inc., the Company hired a new management team and embarked on a strategy to profit from its established tradename by redesigning and improving both its excavator and material handler product lines and by strengthening and expanding its distribution network.

     The Company's consolidated net sales grew from $72.2 million in 1993 to $118.4 million in 1995, an increase of $46.2 million or 28.1% per annum. This increase is largely due to significant growth in the rough-terrain variable reach material handler market and to the expansion of the Company's excavator product line. Of the $46.2 million total increase, $33.5 million or 72.5% reflects growth in the Company's material handler business (including related service parts), and $12.7 million or 27.5% relates to the growth of its excavator business (including related service parts).

     From 1993 to 1995, sales of excavators grew from $40.2 million to $49.2 million, representing an increase of 10.6% per annum. This growth is due to the success of the Company's new XL Series excavators which were formally introduced in March 1993 and to an increase in demand for excavators in the market overall as the result of expanding applications and improved general economic conditions during the period. The development of the XL Series excavators significantly strengthened Gradall's competitive position in the larger market of conventional crawler excavators. Approximately two-thirds of excavator units sold by the Company in 1995 were XL Series models. In March 1996, the Company introduced the new XL 2200 excavator in the 11-14 ton size class at Con Expo, a major industry trade show. The Company believes that this new model is well-positioned to take advantage of growth in the niche market for smaller, more versatile high-pressure excavators.

     From 1993 to 1995, sales of material handlers grew from $21.4 million to $53.6 million, representing an increase of 58.3% per annum. This growth is due to the overall growth in the market for material handlers and to an increase in demand for the Company's material handlers. Since 1991, the rough-terrain variable reach material handler market has more than quadrupled in size in terms of unit sales. This growth is due to new applications, increased rental demand and displacement of straight-mast forklifts and small rough-terrain cranes.


     The Company also manufactures and markets service parts for its excavators and material handlers. Sales of service parts grew from $10.7 million in 1993 to $15.6 million in 1995, representing an increase of 20.7% per annum. Approximately 75% of service parts sales are related to the excavator product line. The increasing population of working Gradall excavators and material handlers provides the Company with a large and growing market for its service parts business.



     Operating profit margins for excavators and for material handlers have been approximately the same. Operating profit margins for service parts have been approximately twice the operating profit margins for excavators and material handlers.



     The implementation of the Company's strategies to improve manufacturing processes, product quality and cost control has also contributed to the Company's growth. In 1995, the Company commenced a multi-year program designed to expand plant capacity and reduce production costs by increasing labor efficiency and equipment productivity and improving quality. The Company invested $4.2 million in 1995 and $0.7 million through June 30, 1996 for capital improvements pursuant to this program. The Company currently plans to invest an additional $3.5 million in 1996 and in excess of $4.0 million in 1997 for capital improvements under this program. Gradall believes that the recently completed capital improvements, which have enhanced manufacturing techniques, reduced production costs, expanded plant capacity and improved quality, have contributed significantly to its increased sales and profitability and, together with planned capital expenditures, should benefit profit margins in the future. The final aspect of the Company's operating strategy is the careful monitoring and management of Gradall's cost structure to improve margins and profitability. Material purchases constitute Gradall's largest component of cost of sales with labor cost being the next largest component. Improved sourcing and the increased number of long term vendor agreements have helped control the materials portion of product cost.

     In 1994, net income benefited from a $3.6 million gain resulting from the reduction in the post-retirement health care benefits liability reflecting a change in actuarial assumptions related to the projected growth in medical costs. Income before provisions for income taxes in 1992 benefited from a $0.2 million gain resulting from the adoption of new accounting standards for income taxes, and net income in 1993 was reduced by a charge of $9.0 million, net of taxes, resulting from the adoption of the accrual basis of accounting for post-retirement health care benefits.

BACKLOG


     As of June 30, 1996, the Company's backlog of orders aggregated approximately $30.7 million compared to approximately $17.9 million at December 31, 1995 and approximately $23.3 million at December 31, 1994. The increase in backlog of orders at June 30, 1996 is due primarily to an increase in orders for material handlers. Substantially all backlog orders at June 30, 1996 are expected to be shipped by October 31, 1996.


RESULTS OF OPERATIONS


     The following table sets forth, for the periods indicated, items in the Company's income statements as a percentage of net sales for the periods indicated(1):



                                                                             SIX MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,            JUNE 30,
                                           ------------------------------   -------------------
                                             1993       1994       1995       1995       1996
                                           --------   --------   --------   --------   --------
Net Sales:
  Excavators.............................     55.6%      50.9%      41.5%      41.1%      39.9%
  Material handlers......................     29.6       34.6       45.3       45.0       48.2
  Service parts..........................     14.8       14.5       13.2       14.0       11.8
                                           --------   --------   --------   --------   --------
  Total net sales........................    100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales............................     82.1       80.3       78.2       78.1       77.1
                                           --------   --------   --------   --------   --------
  Gross profit...........................     17.9       19.7       21.8       21.9       22.9
Operating expenses:
  Engineering............................      2.6        2.4        2.1        2.0        2.2
  Selling and marketing..................      5.9        5.3        4.5        4.0        4.8
  Administrative.........................      7.0        5.2        4.3        3.6        3.7
                                           --------   --------   --------   --------   --------
  Total operating expenses...............     15.4       12.9       11.0        9.6       10.7
                                           --------   --------   --------   --------   --------
Operating income.........................      2.5        6.8       10.8       12.3       12.2
Other expense (income):
  Amortization of FAS 106 (gain).........      0.0       (4.1)       0.0        0.0        0.0
  Interest expense.......................      1.5        1.3        1.4        0.7        2.9
  Other, net.............................     (0.8)       0.3        0.7        0.7        1.0
                                           --------   --------   --------   --------   --------
Income before provision for taxes........      1.8        9.4        8.7       10.8        8.3
Income tax provision.....................      0.8        3.5        3.1        3.9        3.3
                                           --------   --------   --------   --------   --------
Net income before change in accounting...      1.0%       5.8%       5.6%       6.9%       5.1%
                                           ========   ========   ========   ========   ========


- ---------------


(1) The sum in any column may not equal the indicated total due to rounding.

Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995



     Net sales. Net sales for the six months ended June 30, 1996 were $69.6 million, an increase of $7.3 million or 11.7%, compared to $62.3 million for the six months ended June 30, 1995. The increase in net sales was substantially attributable to a significant increase in unit volume of material handlers and a moderate increase in unit volume of excavators. Price increases affecting both product lines had a modest favorable impact. Net sales of excavators for the six months ended June 30, 1996 were $27.8 million, an increase of $2.2 million or 8.6%, compared to $25.6 million for the six months ended June 30, 1995. Net sales of material handlers for the six months ended June 30, 1996 were $33.6 million, an increase of $6.3 million or 23.2%, compared to $27.3 million for the six months ended June 30, 1995. Net sales of service parts for the six months ended June 30, 1996 were $8.3 million, a decrease of $0.5 million or 5.2%, compared to $8.7 million for the six months ended June 30, 1995.



     Cost of sales. Cost of sales for the six months ended June 30, 1996 were $53.7 million, an increase of $5.0 million or 10.2%, compared to $48.7 million for the six months ended June 30, 1995. This increase was due to an increase in sales volume. Cost of sales as a percentage of net sales declined to 77.1% for the six months ended June 30, 1996 from 78.1% for the six months ended June 30, 1995 primarily due to improved production efficiencies and economies of higher production volume.



     Engineering. Engineering expense for the six months ended June 30, 1996 was $1.6 million, an increase of $0.3 million or 23.7%, compared to $1.3 million for the six months ended June 30, 1995. This increase was due to the addition of engineering personnel to support new product development.



     Selling and marketing. Selling and marketing expenses for the six months ended June 30, 1996 were $3.4 million, an increase of $0.9 million or 33.9%, compared to $2.5 million for the six months ended June 30, 1995. This increase was primarily attributable to the expenses related to the 1996 Con Expo, a major trade show held every three years.



     Administrative. Administrative expenses for the six months ended June 30, 1996 were $2.5 million, an increase of $0.3 million or 14.5%, compared to $2.2 million for the six months ended June 30, 1995. This increase was primarily attributable to higher legal expenses and the addition of professional employees to support quality control and management information systems.



     Interest expense. Interest expense for the six months ended June 30, 1996 was $2.0 million, an increase of $1.6 million or 350.7%, compared to $0.5 million for the six months ended June 30, 1995. This increase in interest expense was due to increased borrowings in connection with the 1995 Recapitalization.



     Income tax provision. Income tax expense for the six months ended June 30, 1996 was $2.3 million, a decrease of $0.1 million or 6.0%, compared to $2.4 million for the six months ended June 30, 1995 and represented an effective tax rate of 39.2% and 35.9%, respectively.


Fiscal 1995 Compared to Fiscal 1994


     Net sales. Net sales were $118.4 million for fiscal 1995, an increase of $29.6 million or 33.3%, compared to $88.8 million for fiscal 1994. The increase in net sales was substantially attributable to a significant increase in unit volume of material handlers and a moderate increase in unit volume of excavators. Price increases affecting both product lines had a modest favorable impact. Net sales of excavators were $49.2 million for fiscal 1995, an increase of $4.0 million or 8.9%, compared to $45.2 million for fiscal 1994. Net sales of material handlers were $53.6 million for fiscal 1995, an increase of $22.9 million or 74.6%, compared to $30.7 million for fiscal 1994. Net sales of service parts were $15.6 million for fiscal 1995, an increase of $2.7 million or 20.9%, compared to $12.9 million for fiscal 1994.



     Cost of sales. Cost of sales were $92.6 million for fiscal 1995, an increase of $21.4 million or 30.0%, compared to $71.3 million for fiscal 1994. This increase was due to an increase in sales volume. Cost of sales as a percentage of net sales declined to 78.2% for fiscal 1995 from 80.3% for fiscal 1994 primarily due to improved production efficiencies and economies of higher production volume.

     Engineering. Engineering expense was $2.5 million for fiscal 1995, an increase of $0.4 million or 17.9%, compared to $2.1 million for fiscal 1994. This increase was due to the addition of engineering personnel to support new product development.

     Selling and marketing. Selling and marketing expenses were $5.4 million for fiscal 1995, an increase of $0.6 million or 13.5%, compared to $4.7 million for fiscal 1994. This increase was primarily attributable to greater spending for advertising, higher interest expense for distributor financing plans and prepaid freight on stock service orders.

     Administrative. Administrative expenses were $5.1 million for fiscal 1995, an increase of $0.5 million or 11.3%, compared to $4.6 million for fiscal 1994. This increase was primarily attributable to greater post-retirement health care expenses and an increase in legal expenses.

     Interest expense. Interest expense was $1.6 million for fiscal 1995, an increase of $0.5 million or 43.3%, compared to $1.1 million for fiscal 1994. This increase was due to increased borrowings associated with the 1995 Recapitalization which occurred in October 1995.

     Income tax provision. Income tax expense was $3.7 million for fiscal 1995, an increase of $0.5 million or 16.8%, compared to $3.2 million for fiscal 1994 and represented an effective tax rate of 35.8% for fiscal 1995 and 37.9% for fiscal 1994.

Fiscal 1994 Compared to Fiscal 1993


     Net Sales. Net sales were $88.8 million for fiscal 1994, an increase of $16.6 million or 23.0%, compared to $72.2 million for fiscal 1993. This increase in net sales was substantially attributable to a significant increase in unit volume of material handlers and a moderate increase in unit volume of excavators. Price increases affecting both product lines had a modest favorable impact. Net sales of excavators were $45.2 million for fiscal 1994, an increase of $5.1 million or 12.7%, compared to $40.2 million for fiscal 1993. Net sales of material handlers were $30.7 million for fiscal 1994, an increase of $9.3 million or 43.5%, compared to $21.4 million for fiscal 1993. Net sales of service parts were $12.9 million for fiscal 1994, an increase of $2.2 million or 20.6%, compared to $10.7 million for fiscal 1993.



     Cost of sales. Cost of sales were $71.3 million for fiscal 1994, an increase of $12.0 million or 20.3%, compared to $59.3 million for fiscal 1993. This increase was due to an increase in sales volume. Cost of sales as a percentage of net sales declined to 80.3% for fiscal 1994 from 82.1% for fiscal 1993 primarily due to improved production efficiencies and economies of higher production volume.


     Engineering. Engineering expense was $2.1 million for fiscal 1994, an increase of $0.3 million or 14.9%, compared to $1.8 million for fiscal 1993. This increase was primarily attributable to reduced expenses in 1993 resulting from recovery of product engineering costs associated with a special military project.


     Selling and marketing. Selling and marketing expenses were $4.7 million for fiscal 1994, an increase of $0.5 million or 11.7%, compared to $4.2 million for fiscal 1993. This increase was primarily attributable to the addition of service parts support staff and greater spending for advertising.


     Administrative. Administrative expenses were $4.6 million for fiscal 1994, a decrease of $0.5 million or 9.0%, compared to $5.1 million for fiscal 1993. This decrease was primarily attributable to a $0.6 million decrease in post-retirement health care expenses.

     Interest expense. Interest expense was $1.1 million for fiscal 1994, an increase of $0.1 million or 8.6%, compared to $1.0 million for fiscal 1993. This increase resulted from the increase in prime interest rates for 1994 over 1993.

     Income tax provision. Income tax expense was $3.2 million for fiscal 1994, an increase of $2.6 million or 473.1%, compared with an income tax expense of $0.6 million for fiscal 1993 and represented an effective tax rate of 37.9% for fiscal 1994 and 43.2% for fiscal 1993.

LIQUIDITY AND CAPITAL RESOURCES


     On October 13, 1995, the Company completed the 1995 Recapitalization. In connection with the 1995 Recapitalization, the Company entered into a securities purchase agreement pursuant to which the Company issued $10 million of the Senior Subordinated Notes and the Warrants. The Company also entered into the Credit Facility pursuant to which the Company borrowed $10 million under the Term Loan. In addition, the Credit Facility provides a revolving line of credit of $22 million under the Revolver. The Company may select from various interest rate options on principal balances outstanding under the Credit Facility. Under the Revolver, the interest rate options are either LIBOR plus 2.75% or prime plus 0.75%. Under the Term Loan, the interest rate options are either LIBOR plus 3.00% or prime plus 1.00%. On December 31, 1995, the weighted average interest rate under the Credit Facility was 8.9%. In addition, there were $18.1 million of borrowings under the Revolver and $10 million of the Term Loan outstanding. On June 30, 1996, the weighted average interest rate under the Credit Facility was 8.3%. As of the end of the second quarter, there were $17.8 million of borrowings under the Revolver and $10 million of the Term Loan outstanding. In addition, on June 30, 1996, there was $4.2 million available for future borrowings under the Revolver.



     The net proceeds of the Offering are proposed to be used as follows: $2 million to redeem all of the outstanding shares of the Preferred Stock; $10 million to redeem all of the Senior Subordinated Notes; $10 million to repay in full the Term Loan; and the balance of $10.1 million to repay a portion of the amount outstanding under the Revolver. The pro forma amount of total debt to be outstanding after the Offering is approximately $8.4 million. Immediately prior to the consummation of the Offering, the Warrants will be exercised and 449,294 shares of Common Stock will be issued. The Company will incur a non-cash extraordinary charge against earnings upon the early retirement of the Senior Subordinated Notes in the amount of approximately $0.5 million, net of a tax benefit of approximately $0.3 million, attributable to the original issue discount related to the Senior Subordinated Notes. In addition, the Company will incur a non-cash charge against earnings in the amount of approximately $0.4 million, net of a tax benefit of approximately $0.3 million, attributable to the write-off of the deferred financing costs related to the repayment in full of the Senior Subordinated Notes and the Term Loan and a portion of the Revolver. These charges will be reflected in the fiscal quarter in which such repayment occurs.



     Substantially all of the Company's assets are pledged to secure the Company's obligations owed under the Credit Facility. The terms of the Credit Facility contain, among other provisions, requirements for maintaining various financial ratios, defined levels of minimum earnings before interest, taxes, depreciation and amortization, and prohibitions on certain payments, including dividends on Common Stock. The Company is in the process of amending or replacing the Credit Facility, so as to reflect the improved financial condition of the Company after completion of the Offering. The Company is currently seeking to obtain a revised senior credit facility (the "Amended Credit Facility") under which the Company anticipates it will have the ability to borrow up to $25 million on more favorable terms and with financial covenants that would provide greater financial flexibility to the Company than the terms of the Credit Facility. No assurance can be given that the Company will be able to obtain the Amended Credit Facility on terms acceptable to the Company.



     The Company has funded its operations primarily with cash from operations. The Company generated net cash from operating activities of $2,896,000 for the six months ended June 30, 1996 and $7,570,000 for 1995. Net cash from operating activities for the six months ended June 30, 1996 primarily resulted from $3,526,000 of net income, and $1,243,000 of non-cash charges to income less deferred taxes which were more than offset by $(1,873,000) of net cash used by changes in operating assets and liabilities, primarily a $3,398,000 increase in accounts receivable due to strong shipments in the first half. Net cash from operating activities for 1995 resulted primarily from $6,607,000 of net income, $908,000 of non-cash charges to income less deferred taxes and $55,000 of net cash provided by changes in operating assets and liabilities, primarily a $4,106,000 increase in payables and accruals that more than offset a $3,618,000 increase in inventory.



     Net cash used by investing activities, consisting of purchases of property and equipment, was $676,000 for the six months ended June 30, 1996 and $4,159,000 in 1995. These capital expenditures were incurred primarily in connection with the Company's multi-year program to increase production efficiencies, labor productivity and the New Philadelphia Facility's output through investments in new capital equipment.

Management anticipates that the Company's capital investments in 1996 under this program will total $4.2 million. Management believes that the remaining $3.5 million will be funded by cash from operations and by borrowings under available credit facilities. Management expects to invest in excess of $4.0 million in 1997 for capital improvements under the multi-year program which would also be funded from internally generated cash flow as well as from borrowings under available credit facilities.



     In connection with a certain litigation involving the Company and one of its distributors, the Company has recently entered into a binding settlement with respect to such litigation at a cost to the Company of approximately $1.8 million. As of June 30, 1996, the Company had fully accrued such cost in its historical financial statements.


     A substantial amount of the Company's working capital is invested in accounts receivable and inventories. The Company periodically reviews accounts receivable for noncollectability and inventories for obsolescence and establishes allowances that it believes are appropriate. In addition, the Company continuously monitors the level of its purchase orders for raw materials and correlates these orders, and its inventory balances of the various raw materials, to its current production schedule. To avoid shortages of raw materials during periods of increased demand, the Company may from time to time increase its level of purchases to meet its anticipated future level of production. After giving effect to the Offering, the Company believes that cash flow from operations together with funds available under its New Credit Facility will be adequate to fund its working capital and capital expenditure requirements for the foreseeable future.

ACCOUNTING PRONOUNCEMENTS


     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," is effective for the year ending December 31, 1996. In the opinion of management, this statement will not materially impact the Company's financial position or results of operations.


     Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," is effective for the year ending December 31, 1996. The Company has not decided how it intends to apply the accounting and disclosure provisions of this statement.

                                    BUSINESS

OVERVIEW


     Gradall is a leading manufacturer of wheeled hydraulic excavators and rough-terrain variable reach material handlers as well as related service parts. The Company's products are marketed under the widely respected Gradall tradename and are distinguished by their telescopic boom technology, versatility, productivity and reliability. Gradall's telescopic booms, which are manufactured from high-strength specialty steel, are unique both in their shape and engineering design, which provide added strength with minimal weight, and, in the case of excavators, in their ability to rotate a full 360 degrees. Gradall products serve niche markets within the construction equipment industry and typically command premium prices. In 1995, total sales were $118.4 million, comprised of $49.2 million in sales of excavators, $53.6 million in sales of material handlers and $15.6 million in sales of service parts. Since January 1993, the Company has introduced 12 new products which accounted for in excess of 50% of Gradall's net sales in 1995.


     Gradall excavators are typically used by general contractors and government agencies for ditching, sloping, finished grading, general maintenance and infrastructure projects. The Company's excavators are sold through approximately 41 independent distributors at approximately 141 locations throughout North America. The introduction and ongoing development of the Company's XL Series excavators featuring the unique Gradall rotating, telescopic booms with high-pressure hydraulics have allowed the Company to continue to dominate its traditional niche market of wheeled, telescopic boom excavators and to strengthen its competitive position in the larger market of conventional crawler excavators, a market historically dominated by knuckle-boom technology.

     Gradall rough-terrain variable reach material handlers are typically used by residential, non-residential and institutional building contractors for lifting, transporting and placing a wide variety of materials at their point of use or storage. The Company's material handlers are sold through approximately 40 independent distributors at approximately 120 locations throughout North America. In addition, Gradall material handlers are available at national rental companies at over 129 locations. The Company continues to introduce new material handlers with Gradall's unique 90() rear-pivot steering, hydrostatic drive and low profile design which provide an exceptional combination of maneuverability, versatility and stability. This new product development has allowed the Company to increase its market share in the rapidly growing rough-terrain variable reach material handler market.


     Gradall's strategy is to design and produce high quality hydraulic excavators and material handlers for niche markets while simultaneously reducing manufacturing costs and increasing production efficiencies. Gradall's ability to design and customize each of its product lines to fit the specifications of its customers augments the uniqueness of the Company's products. In addition, in 1995, the Company commenced a multi-year program designed to expand plant capacity and reduce production costs by increasing labor efficiency and equipment productivity and improving quality. The Company invested $4.2 million in 1995 and $0.7 million through June 30, 1996 for capital improvements pursuant to this program. The Company currently plans to invest an additional $3.5 million in 1996 and in excess of $4.0 million in 1997 for capital improvements under this program. Management believes that these strategies have enabled the Company to increase substantially its profitability in recent years.


THE INDUSTRY

     Gradall competes principally in the construction equipment industry. In 1994, the latest year for which U.S. industry figures have been published, sales of construction equipment exceeded $14 billion. In 1995, total construction spending was approximately $470 billion. The construction equipment industry is highly competitive and global in scope. The U.S. construction equipment industry consists of about 700 manufacturers. The demand for construction equipment is largely driven by general economic conditions.

     Since the beginning of 1993, the construction equipment industry has grown due to improved general economic conditions, increased public funding for infrastructure projects and increased demand for rental equipment. The U.S. Department of Commerce has estimated that more than half of the country's major highways and one-third of the bridges are in need of some repair. Gradall management believes that the need for such repairs will continue to benefit the demand for the Company's products to the extent that funding for such repairs is available. In addition, construction machinery rentals have increased due to the need for specific, high-cost equipment for short durations, distributors' ability to convert rentals into subsequent sales and the lack of an investment tax credit for purchasers. In particular, the market for material handlers, which typically are rented by distributors or other rental companies before being sold in the retail market, has notably increased over the past several years consistent with the trend towards rental of construction equipment. Another important element of the current demand for construction machinery is the replacement of older machines with new and more versatile ones. The Company believes that the present popularity of machines with multiple functions, faster work cycles, ease of transport and special attachments, such as Gradall products, will continue in the future.

     Excavators. The total market for hydraulic excavators in the U.S. grew from approximately 11,000 units in 1993 to 16,000 units in 1995. The growth in the market is due to improved general economic conditions and expanding applications of hydraulic excavators. Excavators were traditionally used for earth moving and below-ground applications such as trenching, road construction, site development, mining and irrigation. The use of excavators has expanded to include many above-ground applications such as demolition, bridge work, hazardous waste clean-up, scrap handling and forestry work as well as applications at industrial sites such as mines and steel mills.

     The excavator market may be divided into two product categories consisting of track-mounted "crawler" excavators (which is further divided into several size classes) and wheel-mounted "wheeled" excavators, which in recent years have constituted approximately 96% and 4% of the total market for excavators, respectively. The conventional crawler excavator market has been traditionally dominated by knuckle-boom technology. The Company manufactures telescopic boom crawler excavators in three size classes -- 11-14 tons, 19-21 tons and 24-28 tons -- which in 1995 accounted for approximately 11%, 23% and 9% of the total crawler excavator market, respectively, for a total of approximately 43%. The remainder of the crawler excavator market is represented by size classes which are smaller or larger than the sizes currently manufactured by the Company. Gradall is a leading manufacturer of wheeled telescopic boom excavators. Based on industry data, the Company estimates that its market share of wheeled excavators is 50-55% and that its market share of highway speed, telescopic boom excavators is 85-90%.

     Material handlers. The market for rough-terrain variable reach material handlers has experienced dynamic growth in recent years due to new applications, increased rental demand and displacement of straight-mast forklifts and small rough-terrain cranes. The retail market for material handlers has grown from approximately 1,900 units in 1993 to more than 4,700 units in 1995. Material handlers are typically used for lifting, transporting and placing a wide variety of materials such as bricks, blocks, lumber, drywall, structural steel and roofing materials at their point of use or storage. The increased use of new attachments such as buckets, augers, winches, truss booms, side shifting/fork positioning carriages and swing carriages has contributed to the development of new applications of material handlers.


     The rough-terrain variable reach material handler market is divided into several size classes. The Company manufactures and markets material handlers in three size classes -- 6-7,000 lbs., 8-9,000 lbs. and 10,000 lbs. and over -- which in the aggregate represent over 90% of the total market for material handlers. Based on industry data, the Company estimates that its market share of rough-terrain variable reach material handlers is 17-19%.


GROWTH STRATEGY

     The Company's growth strategy is to design and produce high quality hydraulic excavators and material handlers for niche markets while simultaneously reducing manufacturing costs and increasing production capacity. From 1993 to 1995, the Company introduced 12 new products, and its sales and operating income increased from $72.2 million to $118.4 million, and from $1.8 million to $12.8 million, respectively. The key components of the Company's strategy are:

     Develop unique products. The Company remains committed to devoting significant resources toward engineering and producing unique excavators and material handlers. With the development of its XL Series excavators, the Company introduced new products to the conventional crawler excavator market. The XL Series excavators are exceptional because they combine the versatility of the Gradall rotating, telescopic boom with the productivity of high-pressure hydraulics. The XL 2200, introduced in March 1996, is the latest XL Series model and will compete in the 11-14 ton size class. In 1994, the Company significantly strengthened its material handler product line with the introduction of a new model in the 8-9,000 lbs. size class; and, in March 1996, Gradall introduced a new material handler in the 10,000 lbs. and over size class which is one of the largest material handlers in the industry. The Company's product development engineers are currently designing additional new excavators and material handlers which Gradall plans to market in the near future.

     Target niche markets. The Company is working to continue its leading position in its traditional niche market of highway speed, telescopic boom excavators and to gain a leading position in several niche markets in the conventional crawler market. Prior to 1993, the Company focused on the wheeled excavator market which represents approximately 4% of the total excavator market. Although this niche market accounts for a small portion of the overall excavator market, it is a stable market with historically consistent profit margins. With the introduction of the XL Series excavators in 1993, the Company significantly strengthened its competitive position in several size classes of the conventional crawler excavator market which in the aggregate currently represent approximately 43% of that market. Gradall believes that it is well-positioned to take advantage of the niches in the crawler excavator market which demand premium full-featured products. In the material handler market, the Company focuses on the segment which demands a reliable premium product that offers a high level of versatility and maneuverability. The Company believes it is well-positioned to compete in this dynamically growing market.


     Improve manufacturing processes. An important element of Gradall's growth strategy is to expand profit margins through improved manufacturing processes. In 1995, the Company commenced a multi-year program designed to expand plant capacity and reduce production costs by increasing labor efficiency and equipment productivity and improving quality. The Company invested $4.2 million in 1995 and $0.7 million through June 30, 1996 for capital improvements pursuant to this program. The Company currently plans to invest an additional $3.5 million in 1996 and in excess of $4.0 million in 1997 for capital improvements under this program. The recent capital improvements have included robotic welding systems, fabrication equipment and direct computer-controlled equipment for cellular production. Gradall has also adopted programs designed to reward its employees for improvements in overall productivity and profitability. In addition, the Company has implemented aggressive quality programs in the areas of statistical process control, warranty reduction and quality assurance. Gradall believes its recent and planned investments in automation and technology, material control, productivity incentives and quality programs should improve its manufacturing processes and benefit profit margins in the future.


     Emphasize quality. Gradall has adopted a "continuous improvement" strategy for every facet of its operation. The Company has carried the continuous improvement concept beyond the scope of the traditional quality definition to include product development and employee training and development. This strategy has led to significant reductions in the Company's total cost of quality (defined as warranty, rework and scrap expenses), which declined from 2.6% of sales in 1993 to 2.0% in 1995. The Company has implemented statistical process controls, a monitored product quality review program and a formal supplier quality assurance program.

     Increase distributor support. The Company believes that its distribution network is among the strongest in the industry and a core strength for its future growth. The Company plans to further enhance its distribution network by continuing to produce unique new products, provide marketing and sales support through its regional sales managers, and provide technical and service support through its district service managers.

     Expand service parts business. Management has focused on expanding the Company's service parts business to increase revenues and profits by taking advantage of the growth in the working population of Gradall excavators and material handlers. As a part of this focus, the Company has implemented the Gradall

On Line Distributor ("GOLD") computer system which links the Company and its distributors to facilitate communications regarding orders, availability and other information involving Gradall service parts.

     Pursue joint venture and international business opportunities. Although substantially all of the Company's business has been focused in North America, the Company believes its increased product development efforts should enable the Company to take advantage of international opportunities, including infrastructure development in emerging markets in Europe and Asia. The Company currently has a joint venture to manufacture and market material handlers in Eastern Europe and is exploring other international joint venture projects. In addition, the Company has embarked on a program to obtain its ISO 9001 certification in order to assist the international marketing of its products.

     Capitalize on greater financial flexibility. The Company will use its net proceeds from this Offering to reduce its debt and better position the Company to expand the scope of its operations through further development of its products, manufacturing process and distribution network as well as to pursue possible acquisitions. The Company believes it will have the opportunity to participate in the current trend of consolidation in the construction equipment industry, although it is not currently involved in any active discussions in this regard.

PRODUCTS AND MARKETS

     The Company engineers, manufactures and markets premium hydraulic excavators and material handlers which incorporate Gradall's unique design features. In addition, the Company manufactures and markets service parts for its excavators and material handlers. Since January 1993, the Company has introduced 12 new products which accounted for in excess of 50% of total sales in 1995.

                         REVENUE BY PRODUCT CATEGORY(1)

                                             YEAR ENDED DECEMBER 31,
                                  ----------------------------------------------
                                  1991      1992      1993      1994       1995
                                  -----     -----     -----     -----     ------
                                              (DOLLARS IN MILLIONS)
Excavators....................    $30.0     $33.8     $40.2     $45.2     $ 49.2
Material handlers.............      9.5      12.2      21.4      30.7       53.6
Service parts.................     10.5      11.6      10.7      12.9       15.6
                                  -----     -----     -----     -----     ------
Total.........................    $49.9     $57.7     $72.2     $88.8     $118.4
                                  =====     =====     =====     =====     ======

- ---------------

(1) The sum in any column may not equal the indicated total due to rounding.

Excavators

     All Gradall excavators are distinguished by their rotating telescopic boom technology, versatility, productivity and reliability. Gradall excavators are typically used for ditching, sloping, finished grading and general maintenance which often require precise boom and bucket movements which conventional knuckle-boom excavators cannot provide. Gradall excavators are also used at various construction sites with restricted overhead clearance areas or other operating requirements where it would be difficult for conventional knuckle-boom excavators to operate. Gradall's highway speed excavators are particularly useful to customers who require their equipment to be at multiple locations within short periods of time. Gradall excavators compete in the wheeled excavator category and three size classes in the crawler excavator category.

     A brief description of Gradall excavator models is as follows:

     G3WD Series E. This model is a single-engine highway speed excavator purchased primarily by state and local government agencies. The mobility and versatility of this product are its primary market strengths since it enables the user to do the work of three machines -- an excavator, grader and wheeled loader. The

Company's ability to customize this product to meet the specifications required by government agency bid contracts gives it a particular competitive advantage.

     XL Series. The Company formally introduced the XL Series in March 1993 to enhance its competitive position in the larger market segment of conventional crawler excavators. The XL Series products compete in the 11-14 ton, 19-21 ton and 24-28 ton size classes which in the aggregate constitute approximately 43% of the entire crawler excavator market. The XL Series products combine the versatility of the Gradall telescopic boom technology with the performance of high-pressure hydraulics. The XL Series products have more than twice the productivity and efficiency of the Gradall models they replaced.

     XL2000 Series. This model was introduced in March 1996 and competes in the 11-14 ton class which represents approximately 11% of the total crawler excavator market. This model is designed to meet the needs of residential and general contractors. In addition, the Company's plans for the XL2000 Series include a rough-terrain wheeled version and special industrial versions for use in mines and steel mills, respectively.

     XL4000 Series. This model competes in the 19-21 ton class which represents approximately 23% of the total crawler excavator market. The XL4000 Series is available in both wheeled and crawler versions. This model is widely used by municipalities and general contractors.

     XL5000 Series. This model competes in the 24-28 ton class traditionally dominated by conventional crawler knuckle-boom excavators. This class accounts for approximately 9% of the total crawler excavator market. The XL 5000 Series is the largest high-pressure hydraulic excavator manufactured by the Company and is available in both wheeled and crawler versions. It is well-accepted among infrastructure and highway contractors.

     In addition to the above-mentioned models which are primarily used in construction applications, the Company offers excavators in both wheeled and crawler versions which are used in industrial applications such as mines and steel mills, respectively. Certain specialized Gradall crawler models are the accepted standard in the steel industry for cleaning furnaces and ladles and for other steel mill applications. Gradall excavators have also been specially designed for mine scaling applications at limestone and salt mines.

     The primary features of Gradall excavators are:

     Telescopic boom. The rotating, telescopic boom is well-known for its versatility and strength. The unique design is excellent for production work such as trenching and earth moving as well as precision work including finished grading and clean-up.

     Wheeled carriers. The Company's highway speed, wheeled carriers are designed and manufactured by Gradall to meet the needs for a reliable and durable carrier. They are offered in two, four or six-wheel drive configurations.

     Remote control, single cab operation. All Gradall wheeled excavators are designed with two cabs -- one for the operation of the carrier and the other for the operation of the excavator. They are engineered so that one operator can control the carrier by remote control from the excavator cab. This allows for greater versatility and adds significantly to the productivity of the machine.

     Crawler undercarriages. Gradall crawler undercarriages are specifically designed and manufactured by the Company to provide the speed and stability requirements of XL Series hydraulics and increased productivity.

     Options/attachments. In addition to a variety of standard features, Gradall also offers specialized options as requested by customers including air conditioning, work lights, vandal covers and special auxiliary hydraulics. Gradall recently announced the introduction of the "telestick" boom attachment which extends the reach of the XL4000 and XL5000 Series excavators approximately 50% to 45'5() and 50'9(), respectively.

Material Handlers

     All Gradall material handlers are renowned for their maneuverability, versatility and dependability. Gradall material handlers are typically used for lifting, transporting and placing a variety of materials such as bricks, blocks, lumber, drywall, structural steel and roofing materials at their point of use or storage. The Company manufactures five basic models of material handlers in three size classes.

     A brief description of Gradall material handler models is as follows:

     522/524. The 522/524 competes in the 6-7,000 lbs. class which represents approximately 55% of the total material handler market. It is available in both two-section and three-section booms which provide a maximum lift height of 24' and 32', respectively. This model is very cost efficient and is ideally suited for less demanding applications.

     534C-6. The 534C-6 is the most popular Gradall material handler. It also competes in the 6-7,000 lbs. class and has a maximum lift height of 36'. This model is very well-accepted among mason and roofing contractors.

     534C-9. The 534C-9 competes in the 8-9,000 lbs. class which represents approximately 30% of the market and has a maximum lift height of 40'. This model was introduced in the fall of 1994 and has a strong appeal to framing contractors.

     534C-10. The 534C-10 competes in the 10,000 lbs. and over class which represents approximately 7% of the market. It has a maximum lift height of 40' and is ideally suited for operations requiring heavy lifting. This model has stabilizers as standard equipment to increase its overall capacity at full reach.

     544C. The 544C was introduced in March 1996 and also competes in the 10,000 lbs. and over class. It is one of the industry's largest material handlers and has a maximum lift height of 55'. This model permits working on buildings as high as six stories and also includes stabilizers as standard equipment.

     The primary features of Gradall material handlers are:

     90(++) rear-pivot steering. This is the key feature of a Gradall material handler which provides excellent maneuverability by allowing the machines to turn within a tight radius. The design keeps the forks and the load inside the turning radius while providing the ability to maneuver the vehicle in tight areas.

     Strong and versatile boom. Gradall material handlers feature one of the industry's strongest booms. The Gradall boom is capable of handling a variety of attachments which leads to a high degree of versatility. In addition, Gradall has a proprietary design to facilitate switching the attachments called QuickSwitch(TM).

     Low profile. A significant advantage of the Gradall material handler is its low overall height. The vehicle can move under doorways as low as eight feet while maintaining excellent ground clearance.

     Hydrostatic drive. Hydrostatic drive provides the benefits of easier, no-shift operations, inching capability, quick accelerations and a smooth, even ride.

     Stability. Gradall material handlers operate with the industry's longest wheelbase and shortest overall length which increase their capacity and stability. Their engine is mid-mounted within the frame providing uniform weight distribution and improved visibility.

Service Parts

     In addition to engineering, manufacturing and marketing hydraulic excavators and material handlers, the Company produces and sells related service parts. This is an important source of revenue and profitability for the Company. Since the Company's products are kept operational for years with parts and service support, each Gradall product that enters the market provides the Company with a potential long-term revenue source. Sales of service parts typically generate high gross margins and historically have been less sensitive to industry cycles.

     In order to increase sales of service parts in the face of growing competition, the Company focuses on parts availability, marketing and sales activities. As a part of this focus, the Company has implemented the Gradall On Line Distributor ("GOLD") computer system which links the Company and its distributors to facilitate communications regarding orders, availability and other information involving Gradall service parts. The Company emphasizes the importance of stocking and marketing service parts and has developed a delivery system to provide quick shipment of emergency and unit down parts. The Company provides same day shipment on unit down orders and promotes distributor incentives for stock orders.

Specialized Machines

     Gradall has the ability to modify its products to suit the specific needs of its customers. This ability to produce specialized machines is a part of Gradall's overall strategy to serve specialty, higher margin markets within the construction equipment industry. Over 35% of all Gradall excavators are modified from standard models, and approximately 10% of all Gradall material handlers are customized with add-on and/or special attachments. Gradall is able to design and produce specialized machines while meeting the delivery schedule of its customers. Some of the specialized machines developed by the Company are now being marketed as standard models; for example, special excavators created for mine scaling, steel mills and other special industrial applications have become Gradall standard models.

MARKETING & DISTRIBUTION

     The Company primarily markets and distributes its products through a network of independent distributors and rental companies who, in turn, sell or rent the products to end-users. The Company also sells directly through its own marketing staff to certain major accounts as well as to customers located outside the United States. Gradall believes that its distribution network is among the strongest in the industry and is a core strength of its business. The Company plans to continue to enhance its distribution network by producing unique new products, providing marketing and sales support through its regional sales managers, and by providing technical and service support through its district service managers.


     The Company has agreements with its distributors under which the distributors purchase products from the Company at agreed upon prices for resale within the distributor's territory. While the agreements are not exclusive, the Company's practice has been to have only one distributor for either excavators or material handlers in each territory. The distributor agreements require the distributors to maintain agreed-upon inventory levels. Either party may terminate the distributor agreement upon the occurrence of certain events, including bankruptcy or breach, or in the event either party is dissatisfied with the other party's performance, upon thirty days notice after a sixty day dispute resolution procedure. In addition to the Company's products, distributors typically sell construction equipment manufactured by third parties, including competitors of the Company.


     Gradall excavators are primarily used by general contractors and government agencies. Gradall material handlers are customarily used by residential, non-residential and institutional building contractors. Since these are distinct user bases, the Company markets excavators and material handlers and their related service parts through two separate distribution networks. The Company's excavator distribution network is comprised of approximately 41 independent distributors at approximately 141 locations in North America. The Company's material handler distribution network is composed of approximately 40 independent distributors at approximately 120 locations. In addition, Gradall material handlers are available at national rental companies at over 129 locations. No single distributor or rental company accounted for more than 10% of the Company's sales in 1995.

     The Company believes that its ongoing distributor support and training programs help enhance the competitiveness and increase the strength of its distribution network. The Company supports the sales, service and rental activities of its distributors with product advertising, sales literature, product training and major trade show participation. The independent distribution network is serviced by the Company's five regional sales managers for excavators and six regional sales managers for material handlers. Each regional sales manager is also responsible for developing new distributors within his region.

     The Company provides its distributors with product financing through agreements with third party financing companies. Such financings include a Wholesale Floor Plan for distributors and a Retail Finance Plan for end-users, each with reduced interest rates subsidized by the Company, and a Rental Plan for distributors.

     The Company supports the servicing of its products through a field service organization consisting of four district service managers located throughout the United States. The district service managers provide service training and technical support to the distributors, and act as a liaison among customers, distributors and the Company on service related matters. The district service managers are also involved in service parts marketing, sales call support and product demonstrations. In addition, the Company has three service representatives at the New Philadelphia Facility who are responsible for fulfilling the Company's commitment to product reliability.

MANUFACTURING

     The Company fabricates, welds, machines and assembles the chassis, telescopic booms, attachments and many component parts for its excavators and material handlers. The goals of the Company's manufacturing operation are quality, efficiency, productivity, cost control and on-time delivery. The Company strives to develop its manufacturing capacity, productivity and quality through automation and technology, material control, productivity incentives for employees and quality programs.


     Automation and technology. In 1995, the Company commenced a multi-year program designed to expand plant capacity and reduce production costs by increasing labor efficiency and equipment productivity and improving quality. The Company invested $4.2 million in 1995 and $0.7 million through June 30, 1996 for capital improvements pursuant to this program. The Company currently plans to invest an additional $3.5 million in 1996 and in excess of $4.0 million in 1997 for capital improvements under this program. Thus far, capital improvements have included robotic welding systems, laser cutting machines, oxygen assist plasma cutting machines and direct computer-controlled equipment designed for cellular production. Planned expenditures will include additional robotic welding systems, laser cutting machines, oxygen assist plasma cutting machines and a large computerized boring machine. Gradall believes that the recently completed capital improvements, which have reduced production costs, expanded plant capacity and improved quality, and planned capital improvements, should benefit profit margins in the future.


     Material control. The Company has instituted and continues to institute material control improvements. These improvements include the introduction of just-in-time inventory management, the relocation of certain inventory to the shop floor to support cell manufacturing, the implementation of set-up reduction programs and the reduction and control of obsolete and surplus inventory.

     Productivity incentives. The Company operates a productivity sharing plan for its unionized, hourly employees. The plan is an Improshare plan called "Gainsharing." Gainsharing is a group incentive program that is calculated from a company-wide measure of productivity. The productivity of the plant is measured against a base period. Each employee receives a gainshare bonus based upon the percentage increase in productivity. In 1995, such bonuses averaged 16% of hourly wages. The Company has an active labor management cooperative committee which is supported by employee positive action teams. These teams implement changes in the manufacturing processes which improve quality and productivity which in turn support the Gainsharing program.

     Quality programs. The Company has implemented comprehensive quality programs, including the following:

     Statistical process control. The Company maintains control charts in machining, welding and assembly as well as a pre-shipment quality audit program on finished machines. The Company plans to continue expanding the use of statistical process control charts.

     Quality feedback/warranty reduction. Gradall reviews critical quality issues on an ongoing basis and initiates corrective actions. A computerized warranty system captures early warning reports from field service managers as well as details of warranty claims which provide additional input to the quality feedback program.

     Supplier quality assurance. The Company monitors supplier quality through a computer system which records and tracks reports on defective material allowing the Company to execute corrective action measures.

     Gradall's commitment to automation and technology, material control, productivity incentives for employees and quality programs have improved the capacity, productivity and quality of the Company's manufacturing operations. From 1993 to 1995, the Company increased its unit production by 75% with only a 27% increase in its workforce. The Company's total cost of quality (defined as warranty, rework and scrap expenses) declined from 2.6% of sales in 1993 to 2.0% of sales in 1995.

ENGINEERING AND DESIGN

     Gradall believes that its engineering and design capabilities are among the Company's major strengths. The engineering and design functions are closely integrated with the Company's manufacturing and marketing activities. This allows the Company to integrate new production technology with specific needs of customers, resulting in expanded market opportunities and increased profitability for the Company. In 1995, more than 35% of the excavators and 10% of the material handlers sold by Gradall were customized to meet end-users' specific requirements.

     The Company's manufacturing engineers are involved in both product design and implementation of capital improvements in order to maximize manufacturing processes and efficiencies. In addition, the implementation of "concurrent engineering," in which personnel from engineering, manufacturing, materials procurement and marketing are simultaneously engaged in new product development programs, has led to faster new product development time, reduced costs and improved quality.

     Gradall has made significant investments in its engineering systems, which currently includes a computer-aided design (CAD) system with finite element analysis (FEA) and three-dimensional solids design capabilities. This system has greatly expanded Gradall's design capabilities and has significantly reduced the time required for engineering and design functions.

COMPETITION

     The markets in which the Company operates are highly competitive. The Company faces competition in each of its product lines from a number of different manufacturers, some of which have greater financial and other resources than the Company. The principal competitive factors affecting the markets for the Company's products include performance, functionality, price, brand recognition, customer service and support, and product availability.

     The excavator market may be divided into two product categories of track-mounted "crawler" excavators (which is further divided into several size classes) and wheel-mounted "wheeled" excavators, which constitute approximately 96% and 4% of the total market for excavators, respectively. The conventional crawler excavator market has been traditionally dominated by knuckle-boom technology. The leading producers of conventional crawler excavators are Case Corp., Caterpillar Inc., Deere & Co. and Komatsu, Ltd. The Company manufactures telescopic boom crawler excavators in three size classes -- 11-14 tons, 19-21 tons and 24-28 tons -- which in 1995 accounted for approximately 11%, 23% and 9% of the total crawler excavator market, respectively, for a total of approximately 43%. Gradall's XL Series excavators are designed to appeal to niche markets in these size classes which require the versatility of the Gradall telescopic boom technology with the performance of high-pressure hydraulics. The remainder of the crawler excavator market is represented by size classes which are smaller or larger than the sizes currently manufactured by the Company.

     Gradall is a leading manufacturer of wheeled telescopic boom excavators. Based on industry data, the Company estimates that its market share of all wheeled excavators is 50-55% and that its market share of highway speed, telescopic boom excavators is 85-90%. The Company has only one competitor in the highway speed, telescopic boom excavator market.

     The rough-terrain variable reach material handler market is divided into several size classes. The Company manufactures and markets material handlers in three size classes -- 6-7,000 lbs., 8-9,000 lbs. and 10,000 lbs. and over -- which in the aggregate represent over 90% of the total market for material handlers. Based on industry data, the Company estimates that its market share of all material handlers is 17-20%. Other than Gradall, the principal producers of variable reach material handlers are JCB Inc., Lull Industries, Inc. and Trak International, Inc. No manufacturer has a market share in excess of 25%.

SUPPLIERS

     The Company purchases component parts and raw materials from a variety of manufacturers, the most significant of which are set forth below:

                                     SUPPLIER                       COMPONENTS
                    -----------------------------------------------------------------
                    Rexroth                                   Hydraulics
                    Rockwell International                    Axles
                    Cummins Engine                            Engines
                    Bethlehem Steel                           Steel
                    Parker Hannifin                           Hydraulic components
                    Iowa Industrial Hydraulics                Cylinders
                    Robinson Steel                            Steel
                    Auburn Gear                               Torque hubs
                    Firestone/Bridgestone                     Tires
                    Kurdziel Industries                       Counterweights

     The Company selects suppliers that can provide the lowest cost, highest quality and best product availability. The quality and timely delivery of the Company's supplies are important to the Company's overall product quality. Whenever possible, the Company attempts to establish long-term purchasing agreements to control cost, quality and availability, and identify alternative sources of supply to protect its manufacturing process against the unavailability of component parts and raw materials.

FACILITIES

     The Company operates from a single company-owned facility in New Philadelphia, Ohio. The facility contains 429,320 square feet and is located on a 66 1/2 acre site. The facility accommodates the Company's corporate offices, manufacturing operations and warehouse.

EMPLOYEES


     As of June 30, 1996, Gradall employed 618 people -- 411 hourly and 207 salaried. The Company's hourly employees are represented by the International Association of Machinists and Aerospace Workers and are currently working under a three-year contract which will expire in March 1997. In the history of the Company, there have been two strikes by the union employees -- the first in 1975 and the second in 1994 in connection with the negotiation of the current contract. There can be no assurance that the Company will be able to negotiate satisfactory contracts with the union in the future or that the Company's union employees will not participate in any work stoppage which could have an adverse effect on the operations of the Company.


ENVIRONMENTAL REGULATION


     The Company is subject to various federal, state and local environmental laws and regulations, including those governing discharges into the air and water, as well as the handling and disposal of solid and hazardous wastes. Pursuant to these laws and regulations, the Company may be required from time to time to remediate environmental contamination associated with releases of hazardous substances. The Company has made and will continue to make capital and other expenditures to comply with such environmental laws and regulations.

Such expenditures presently are not material and although there can be no assurances, the Company currently anticipates that such expenditures will not be material in the future.

LEGAL PROCEEDINGS


     Due to the nature of its products, the Company may be subject to significant claims for product liability. The Company is a party to various lawsuits seeking damages for alleged product liability arising from the use of its products. The Company currently maintains product liability insurance with an annual aggregate limit of $6 million subject to a self-insurance retention in the amount of $225,000 per claim. There can be no assurance that the proceeds available under the Company's insurance policy would be adequate to cover potential product liability claims. A successful claim against the Company in excess of the Company's insurance coverage could have an adverse effect on the financial results of the Company. In each of the fiscal years ended December 31, 1995, 1994 and 1993, the Company's product liability costs for any claim have not exceeded its self-insurance retention amount.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding the Company's executive officers and directors.


             NAME                      AGE                      POSITION
- ------------------------------    -------------    -----------------------------------
Barry L. Phillips(1)(2).......         54          President and Director
David S. Williams.............         55          Vice President, Marketing & Sales
                                                   and Director
Joseph H. Keller..............         49          Vice President, Engineering
James C. Cahill...............         43          Vice President, Manufacturing
Bruce A. Jonker...............         54          Vice President, Chief Financial
                                                   Officer and Treasurer
Sangwoo Ahn(1)(2).............         57          Director and Chairman of the Board
John A. Morgan(3).............         65          Director
Perry J. Lewis(2)(3)..........         58          Director
William C. Ughetta,                    35          Director
  Jr.(1)(3)...................
Jack D. Rutherford(1).........         62          Director
Ernest Green..................         58          Director


- ---------------

(1) Member of the Executive Committee.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.


     Mr. Phillips has served as President and has been a director of the Company since 1995 and has served as President of The Gradall Company since 1985. Prior to joining the Company, Mr. Phillips spent 26 years with International Harvester and was the plant manager of its Farmall Plant in Rock Island, Illinois.



     Mr. Williams has served as Vice President, Marketing and Sales and has been a director of the Company since 1995 and has served as Vice President, Marketing and Sales of The Gradall Company since 1986. Prior to that, Mr. Williams served in various positions at International Harvester, including General Sales Manager.



     Mr. Keller joined The Gradall Company in 1981 and has served as its Vice President, Engineering and Secretary since 1987. Mr. Keller has served as Vice President, Engineering and Secretary of the Company since 1995.



     Mr. Cahill joined The Gradall Company in 1982 and has served as its Vice President, Manufacturing since 1990. Mr. Cahill has served as Vice President, Manufacturing of the Company since 1995.



     Mr. Jonker joined The Gradall Company in 1973 and has served as its Vice President and Chief Financial Officer since July 1994 and its Treasurer since November 1995. Mr. Jonker has served as Vice President, Finance and Administration and Treasurer of the Company since November 1995 and as Vice President, Chief Financial Officer and Treasurer of the Company since April 1996.


     Mr. Ahn was a Co-Chairman of the Board from October 1995 to March 1996 and has been Chairman of the Board since March 1996. Mr. Ahn is a founding partner of Morgan Lewis Githens & Ahn ("MLGA"), a privately-owned international investment banking and leveraged buyout firm which was founded in 1982. Mr. Ahn has served as a general partner of MLGAL Partners L.P. ("MLGAL"), a Connecticut limited partnership and the general partner of MLGA Fund II, L.P. ("Fund II"), since its formation in 1987. Mr. Ahn also serves on the Board of Directors of Haynes International, Inc., Kaneb Pipeline Partners, L.P., Kaneb

Services, Inc., PAR Technology Corporation, Quaker Fabric Corporation, Stuart Entertainment, Inc. and ITI Technologies, Inc.

     Mr. Morgan has been a director of the Company since 1995. Mr. Morgan is a founding partner of MLGA and has served as a general partner of MLGAL since its formation. Mr. Morgan also serves on the Board of Directors of TriMas Corporation, Flight Safety International, MascoTech, Inc., Masco Corp., Allied Digital Technologies, Inc., Haynes International, Inc. and McDermott International Incorporated.

     Mr. Lewis has been a director of the Company since 1995. Mr. Lewis is a founding partner of MLGA and has served as a general partner of MLGAL since its formation. Mr. Lewis also serves on the Board of Directors of Aon Corporation, Evergreen Media Corporation, Tyler Corporation, Quaker Fabric Corporation, Stuart Entertainment, Inc., Haynes International, Inc. and ITI Technologies, Inc.

     Mr. Ughetta has been a director of the Company since 1995. Mr. Ughetta has been a general partner of MLGA and MLGAL since 1994. Prior to that, Mr. Ughetta served as a Vice President of MLGA and MLGAL from 1990 to 1994. Mr. Ughetta also serves on the Board of Directors of ITI Technologies, Inc.

     Mr. Rutherford has been a director of the Company since its formation in 1985. Mr. Rutherford has served as Chairman of the Board and Chief Executive Officer of the Company from 1985 to October 1995 and as Co-Chairman of the Board from October 1995 until March 1996. He has served as President and Vice Chairman of ICM Krebsoge, Inc., a manufacturer of component parts for the automotive industry, since January 1993. Mr. Rutherford serves as Vice Chairman of Magna LLC, a holding company whose operating subsidiary manufactures hydraulic cylinders, pumps and valves. Mr. Rutherford also serves on the Board of Directors of Code Alarm, Inc.


     Mr. Green has been a director of the Company since July 1996. Mr. Green is the founder of, and since its formation in 1981, has served as President and Chief Executive Officer of EGI, Inc., a manufacturer of automotive components. He is also President of Florida Production Engineering, Inc., a subsidiary of EGI, Inc. Mr. Green also serves on the Board of Directors of Accordia, Inc., Bank One, Dayton, N.A., DP&L Inc., Duriron Company, Inc. and Eaton Corporation.



     Directors who are not officers or employees of the Company will receive $1,000 per attended meeting and $20,000 per annum for serving as directors of the Company. In addition, Mr. Green has been granted an option to purchase 10,000 shares of Common Stock of the Company, at an exercise price of $2.71 per share, which may be exercised at any time and from time to time prior to August 14, 2006.


     Each director is elected for a term of one year. Each director, except Mr. Green, has been nominated and elected pursuant to the terms of a shareholders agreement. The provisions of the shareholders agreement which relate to the nomination and election of directors will terminate upon the closing of this Offering.

EXECUTIVE COMPENSATION

     The following table provides information relating to compensation for the year ended December 31, 1995 for the Chief Executive Officer and the other four most highly compensated executive officers of the Company (collectively, the "Named Executive Officers").

                       1995 SUMMARY COMPENSATION TABLE(1)

                                                                         LONG-TERM
                                                                        COMPENSATION
                                            ANNUAL COMPENSATION      ------------------
                                                                         SECURITIES
                                            --------------------         UNDERLYING          ALL OTHER
      NAME AND PRINCIPAL POSITION            SALARY       BONUS           OPTIONS           COMPENSATION
- ----------------------------------------    --------     -------     ------------------     ------------
Barry L. Phillips, President                $165,666     $99,000            28,373            $ 18,290(2)
David S. Williams, Vice President,           139,524      75,000            25,220              12,534(3)
  Marketing and Sales
Joseph H. Keller, Jr., Vice President,        88,806      50,000             6,305               5,139(4)
  Engineering
James C. Cahill, Vice President,              80,681      55,500            12,610               5,064(4)
  Manufacturing
Bruce A. Jonker, Vice President and           78,792      55,500            12,610               5,064(4)
  Chief Financial Officer

- ---------------

(1) Under rules promulgated by the Securities and Exchange Commission, since the Company was not a reporting company during the three immediately preceding fiscal years, only the information with respect to the most recent completed fiscal year is reported in the Summary Compensation Table.

(2) Includes $2,534 the Company contributed on behalf of Mr. Phillips to its Supplemental Executive Retirement Plan, $10,226 in life insurance premiums the Company paid pursuant to a split-dollar life insurance agreement with Mr. Phillips and $5,530 in life insurance premiums the Company paid pursuant to a deferred compensation agreement with Mr. Phillips.

(3) Includes $2,534 the Company contributed on behalf of Mr. Williams to its Supplemental Executive Retirement Plan and $10,000 in life insurance premiums the Company paid pursuant to a deferred compensation agreement with Mr. Williams.

(4) Represents the amount the Company contributed on behalf of the Named Executive Officer to its Supplemental Executive Retirement Plan.

STOCK OPTION PLAN


     Effective as of October 13, 1995, the Board of Directors and stockholders of the Company adopted and approved a Stock Option Plan (the "Option Plan") under which incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") may be granted. Officers and key employees of the Company are entitled to participate in the Option Plan. The Option Plan is administered by the Board of Directors which selects the optionees and determines: (i) the number of shares of Common Stock subject to each option; (ii) the vesting schedule of the option; (iii) the exercise price, which cannot be less than 100% of the estimated fair value of the Common Stock on the date of grant; and (iv) the duration of the option, which cannot exceed 10 years. The Option Plan does not provide for the grant of stock appreciation rights. A total of 315,226 shares of Common Stock have been reserved for issuance under the Option Plan and, as of June 30, 1996, options covering 283,371 shares of Common Stock were outstanding under the Option Plan, none of which are currently exercisable.


     The following table provides information relating to stock options granted to the Named Executive Officers for the year ended December 31, 1995.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                               INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE
                             -----------------------------------------------------
                                            % OF TOTAL                                 VALUE AT ASSUMED ANNUAL
                             NUMBER OF       OPTIONS                                    RATES OF STOCK PRICE
                             SECURITIES     GRANTED TO     EXERCISE                    APPRECIATION FOR OPTION
                             UNDERLYING     EMPLOYEES       OR BASE                             TERM
                              OPTIONS       IN FISCAL        PRICE       EXPIRATION    -----------------------
          NAME               GRANTED(1)        YEAR        ($/SH)(2)       DATE          5%($)        10%($)
- -------------------------    ----------     ----------     ---------     ---------     ---------     ---------
Barry L. Phillips........      28,373           21%          $2.71        10/12/05      $ 48,441     $ 122,256
David S. Williams........      25,220           19            2.71        10/12/05        43,058       108,673
James C. Cahill..........      12,610           10            2.71        10/12/05        21,529        54,335
Bruce A. Jonker..........      12,610           10            2.71        10/12/05        21,529        54,335
Joseph H. Keller, Jr.....       6,305            5            2.71        10/12/05        10,765        27,168

- ---------------

(1) All options become exercisable in three equal annual installments commencing on October 13, 1996.

(2) Pursuant to the Option Plan, the exercise price of options outstanding under the Option Plan is the estimated fair market value of the shares of Common Stock on the date of grant as determined by the Board of Directors. Reflects estimated fair market value based upon the per share consideration of each executive's investment in shares of the Common Stock in connection with the 1995 Recapitalization.

STOCK OPTIONS EXERCISED IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTIONS VALUES

     The following table provides information relating to the number and value of securities underlying unexercised stock options held by the Named Executive Officers as of December 31, 1995.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

                                                                           NUMBER OF SECURITIES
                                                                          UNDERLYING UNEXERCISED
                                                                          OPTIONS AT FISCAL YEAR-
                                                                                  END(1)
                                                                       -----------------------------
                                NAME                                   EXERCISABLE     UNEXERCISABLE
- --------------------------------------------------------------------   -----------     -------------
Barry L. Phillips...................................................        0              28,373
David S. Williams...................................................        0              25,220
James C. Cahill.....................................................        0              12,610
Bruce A. Jonker.....................................................        0              12,610
Joseph H. Keller, Jr................................................        0               6,305

- ---------------


(1) None of the options granted under the Option Plan is currently exercisable. Therefore, no options were exercised during the fiscal year ended December 31, 1995, nor were any options exercisable on December 31, 1995. Pursuant to the Option Plan, the exercise price of any option is the estimated fair market value of the shares of Common Stock at the date of the grant, as determined by the Board of Directors. All of the outstanding options were granted on October 13, 1995, and their estimated fair market value is based upon the per share consideration of each executive's investment in shares of Common Stock in connection with the 1995 Recapitalization. The Company believes that the fair market value of the shares of Common Stock on December 31, 1995 was the same as their estimated fair market value on October 13, 1995. Therefore, no options granted under the Option Plan were "in-the-money" at December 31, 1995.

PENSION PLAN


     Under The Gradall Company Employees' Retirement Plan (the "Retirement Plan"), benefits are payable to all eligible employees of the Company, other than employees who participate in a separate retirement plan for bargaining unit employees. The pension plan table below sets forth the estimated annual benefit, computed as a straight-life annuity, payable under the Retirement Plan at the normal retirement age of 65:


                                                            YEARS OF SERVICE
                            --------------------------------------------------------------------------------
           REMUNERATION          15               20               25               30               35
           ------------     ------------     ------------     ------------     ------------     ------------
             $125,000         $   18,751       $   25,001       $   31,251       $   37,502       $   43,751
              150,000             22,500           30,000           37,500           45,000           52,500
              175,000             22,500           30,000           37,500           45,000           52,500
              200,000             22,500           30,000           37,500           45,000           52,500
              225,000             22,500           30,000           37,500           45,000           52,500
              250,000             22,500           30,000           37,500           45,000           52,500

     The Retirement Plan provides a benefit, based upon years of service with the Company since October 1983, and upon final average base compensation (i.e., salary only) for the five highest consecutive calendar years of the ten years preceding retirement. The benefits under the Retirement Plan are not subject to any deduction for Social Security or other amounts. The credited years of service at December 31, 1995 for the Named Executive Officers were as follows:
Mr. Phillips, 10; Mr. Williams, 10; Mr. Cahill, 12; Mr. Jonker, 12; and Mr. Keller, 12. The Company has also adopted a non-qualified supplemental retirement plan for certain officers and key employees, including Messrs. Cahill, Jonker and Keller (the "Restoration Plan"). The Restoration Plan provides an additional benefit to participants retiring before age 65, and is intended to minimize the effect of revised actuarial reduction factors utilized in calculating normal benefits under certain provisions of the Code and the Employee Retirement Income Security Act of 1974.

EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with Mr. Phillips and Mr. Williams. Mr. Phillips' agreement provides for the continuation of his employment as President at an annual salary of $166,000. Mr. Williams' agreement provides for the continuation of his employment as Vice President, Marketing and Sales at an annual salary of $140,000. The salaries of Mr. Phillips and Mr. Williams may be increased from time to time at the discretion of the Company. The term of each agreement is for a period of one year expiring in October 1996. The term is automatically extended for successive one-year periods unless terminated upon the notice required by the agreement. If the Company terminates either agreement prior to November 1, 1997, for any reason other than "for cause," death or disability, the Company is required to continue to make all payments due thereunder for a period of 24 months. If the Company terminates either agreement after November 1, 1997, the severance period is reduced to 12 months.

     The Company has also entered into employment agreements with Messrs. Keller, Cahill and Jonker which provide for the continuation of their employment at current salaries and benefit levels, subject to annual increases at the discretion of the Company. The term of each agreement is for a period of one year, which automatically renews for successive one-year terms unless terminated by the Company upon written notice. If the Company terminates the employment of Messrs. Keller, Cahill or Jonker for any reason other than "for cause," the Company is required to continue to make all payments due under the employment agreement for a period of 14 months, subject to offset for amounts earned by the officer from other employment.

DEFERRED COMPENSATION

     The Company maintains a Supplemental Executive Retirement Plan for the benefit of certain key employees of the Company as selected by the Board of Directors including each of the Named Executive Officers (the "SERP"). Pursuant to the terms of the SERP, participants may elect to defer all or any portion of their compensation and contribute such deferral to the SERP. All participant deferrals are immediately and fully vested. The Company may make contributions to the SERP at the discretion of the Board of Directors. Company contributions are 50% vested after the participant reaches age 55 and are fully vested once the participant reaches age 60. In addition, Company contributions fully vest upon the death or disability of the participant or in the event of a change of control of the Company. If a participant's employment is terminated "for cause," all Company contributions allocated to such participant's account are forfeited. All amounts contributed to the SERP, whether as a result of Company contributions or participant deferrals have been used to purchase whole life insurance policies on the life of the participant. As of December 31, 1995, life insurance policies purchased under the SERP included policies on the lives of Mr. Phillips in the aggregate face amount of $174,000; Mr. Williams in the aggregate face amount of $103,573; Mr. Keller in the aggregate face amount of $199,234; Mr. Cahill in the aggregate face amount of $253,446; and Mr. Jonker in the aggregate face amount of $138,030. Upon the death of the insured, the entire proceeds of the policy will be paid to insured's designated beneficiary. The insured is entitled to receive the policy upon the termination of his employment as a result of disability or retirement after age 60. The Company's contribution to the SERP during fiscal 1995 is included in "All Other Compensation" column of the "Summary Compensation Table" above.

     Effective July 1989, the Company entered into a Deferred Compensation Agreement with Mr. Phillips. Pursuant to this Agreement, upon the termination of Mr. Phillips' employment with the Company at any time after age 65, the Company will pay to Mr. Phillips or his designated beneficiary in the event of his death, the sum of $78,687 per year for fifteen years. Upon the death of Mr. Phillips while employed by the Company, Mr. Phillips' designated beneficiary is entitled to receive the death benefit payable under a life insurance policy in the face amount of $125,000. Upon termination of employment as a result of disability, Mr. Phillips has the option of receiving the net cash surrender value of this policy or an assignment of the policy. The Company pays all premiums due under this policy. Premiums paid by the Company for this life insurance policy during fiscal 1995, are included in "All Other Compensation" column of the "Summary Compensation Table" above.

     The Company has entered into a Split-Dollar Life Insurance Agreement with Mr. Phillips with respect to an insurance policy on the life of Mr. Phillips with a death benefit of $500,000. Pursuant to the terms of the agreement, Mr. Phillips pays the portion of the premium attributable to the PS-58 cost of the policy, funded by an off-setting bonus from the Company, and the Company pays the balance of the premium. Upon the death of Mr. Phillips or the cancellation of the policy, the Company is entitled to receive the premiums it has paid under the policy and a portion of the cash value of the policy. The balance of the policy proceeds will be paid to Mr. Phillips or his designated beneficiary. Premiums paid by the Company for this life insurance policy during fiscal 1995 are included in "All Other Compensation" column of the "Summary Compensation Table" above.

     Effective July 1989, the Company entered into a Deferred Compensation Agreement with Mr. Williams. Pursuant to this agreement, upon the termination of Mr. Williams' employment with the Company at any time after age 60 or as a result of his disability or death, the Company will pay to Mr. Williams, or his designated beneficiary in the event of his death, the sum of $30,000 per year for 15 years. This deferred compensation payment is funded in part through an insurance policy on the life of Mr. Williams. Mr. Williams contributes $2,469 per year towards the payment of the premium due under this policy, as a deferral of his compensation. The Company contributes the balance of the premiums due under the policy which is $10,000 per year. Premiums paid by the Company for this life insurance policy during fiscal 1995 are included in "All Other Compensation" column of the "Summary Compensation Table" above.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During 1995, the Compensation Committee of the Board of Directors consisted of Sangwoo Ahn and Perry J. Lewis, both of whom are non-employee directors, and Barry L. Phillips, who is an executive officer of the Company. Mr. Phillips does not participate in the deliberations of the Compensation Committee concerning his compensation.

                 1995 RECAPITALIZATION AND CERTAIN TRANSACTIONS


     In October 1995, the Company consummated a series of transactions which resulted in the 1995 Recapitalization, pursuant to the terms of a Recapitalization Agreement (the "Recapitalization Agreement") among the Company, Fund II and Jack D. Rutherford and David T. Shelby (the "Existing Stockholders"). The 1995 Recapitalization was undertaken to provide the Existing Stockholders with liquidity with respect to a substantial portion of their investment in the Company.



     As a part of the 1995 Recapitalization, Fund II and its affiliates acquired 82.5% of the Company's Common Stock for a purchase price of $10.5 million. In connection with the 1995 Recapitalization, the Company paid to MLGA a financial advisory fee of $750,000. Messrs. Ahn, Lewis, Morgan and Ughetta, who currently serve on the Board of Directors of the Company, are general partners of MLGAL, the general partner of Fund II. Messrs. Ahn, Lewis and Morgan also serve as general partners of MLGA, the general partner of MLGAL.



     The 1995 Recapitalization included the redemption of 412.5 shares of Common Stock (before giving effect to the 5,540-for-1 stock split) from each of the Existing Stockholders, which redemption, together with the other transactions consummated as a part of the 1995 Recapitalization, reduced their percentage ownership of the Company's Common Stock from 100% to 7.5%. The aggregate redemption price paid by the Company was $44.5 million, less costs and expenses of the 1995 Recapitalization, certain payments to officers and key employees, amounts required to retire the existing indebtedness of The Gradall Company, as further adjusted as required by the Recapitalization Agreement for working capital, income taxes, property additions and cash balances as of the effective date of the 1995 Recapitalization, resulting in net proceeds to the Existing Stockholders of approximately $39.6 million. The Recapitalization Agreement also provided for the distribution to the Existing Stockholders, pursuant to a plan of partial liquidation, of certain investments of the Company in businesses unrelated to The Gradall Company, including two former wholly owned subsidiaries of the Company, Magna Power and International Consulting Management. Prior to the 1995 Recapitalization, Messrs. Rutherford and Shelby were the sole stockholders and directors of the Company. Mr. Rutherford served as Chairman of the Board and Treasurer and Mr. Shelby served as a director and President and Secretary of the Company. From October 1995 through April 1996, Mr. Rutherford served as Co-Chairman of the Company and since April 1996 has continued to serve as a director of the Company. Both Messrs. Rutherford and Shelby will be Selling Stockholders, if the underwriters over-allotment option is exercised.



     In addition, the Recapitalization Agreement provided for the issuance to the Existing Stockholders of 140 shares of Series A Preferred Stock, as a stock dividend. The Series A Preferred Stock has a liquidation preference of $2 million and constitutes 100% of the outstanding Preferred Stock. In connection with the Offering, the Company has elected to exercise its option to redeem all outstanding shares of the Series A Preferred Stock, in accordance with the terms thereof, at its stated redemption price of $2 million. A portion of the proceeds of this Offering will be used to pay this redemption price in cash. See "Use of Proceeds."



     As a condition to the consummation of the 1995 Recapitalization, the Company issued 554,000 shares of Common Stock, representing 10% of the total outstanding Common Stock of the Company upon completion of the 1995 Recapitalization, and made cash payments in the aggregate amount of approximately $5.9 million and tax gross up payments of approximately $1.3 million to certain officers and key employees of the Company. These cash payments and tax gross up payments reduced the redemption price paid to the Existing Stockholders by the Company. As a condition to the consummation of the 1995 Recapitalization and their receipt of the Common Stock and cash the Company distributed to its officers and key employees, Messrs. Phillips and Williams surrendered their rights to receive equity interests in The Gradall Company, which were substantially equivalent to the shares of Common Stock they received as part of the 1995 Recapitalization. Included in this distribution of Common Stock and cash to officers and key employees of the Company were distributions to executive officers as follows: Barry L. Phillips received 277,000 shares of Common Stock, a cash payment of $1.8 million and a tax gross up payment of $746,000; David S. Williams received 138,500 shares of Common Stock, a cash payment of $900,000 and a tax gross up payment of $373,000; Bruce A. Jonker and James C. Cahill each received 27,700 shares of Common Stock and tax gross up payments of

$33,750; and Joseph H. Keller, Jr. received 13,850 shares of Common Stock and a tax gross up payment of $16,875.



     In connection with the 1995 Recapitalization, the Company entered into a securities purchase agreement pursuant to which the Company issued $10 million of Senior Subordinated Notes and the Warrants. The Company also entered into a loan and security agreement (the "Credit Facility") pursuant to which the Company borrowed $10 million under the Term Loan and obtained a revolving line of credit of $22 million under the Revolver. Proceeds from the Senior Subordinated Notes, the Term Loan and the Revolver, together with amounts received from Fund II for acquisition of Common Stock, as described above, were used to fund payments made in connection with the 1995 Recapitalization.



     In January 1995, the Company entered into a Supply Agreement with Iowa Industrial Hydraulics, Inc. ("Iowa"), a wholly owned subsidiary of Magna Power. Prior to the 1995 Recapitalization, Magna Power was a wholly owned subsidiary of the Company and, pursuant to the terms of the 1995 Recapitalization, is now owned by the Existing Stockholders. The term of the Supply Agreement is a rolling three year term, subject to either party's right to terminate at the end of the then current term or for breach. Pursuant to the terms of the Supply Agreement, the Company purchases hydraulic cylinders from Iowa at agreed prices, subject to annual adjustments determined pursuant to a formula based upon changes in the United States Bureau of Labor Statistics Producer Price Index Code for Fluid Power Equipment. In addition, prices may be adjusted on an annual basis as determined by good faith negotiation, in the event that actual volumes of products purchased differ from estimated volumes by more than 25%. The Company is not required to purchase any minimum quantity of products under this Agreement. During the fiscal year ended December 31, 1995, the Company paid Iowa $1,721,265 for products purchased under the Supply Agreement. The Company believes that the prices and other terms of the Supply Agreement are no less favorable to the Company than those which would be available in similar transactions with unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth beneficial ownership of the shares of Common Stock as of the date of this Prospectus, and as adjusted to give effect to the Offering and the cancellation and redemption of the Preferred Stock by (i) each stockholder known by the Company to be the beneficial owner of more than five percent of the Common Stock immediately prior to the Offering, (ii) each Selling Stockholder, (iii) each Director of the Company, (iv) each Named Executive Officer and (v) all executive officers and directors of the Company as a group. Unless otherwise indicated, all shares are owned directly and the indicated owner has sole voting and dispositive power with respect thereto. The Common Stock constitutes the only class of equity securities of the Company which will be outstanding after the Offering.


                                  SHARES BENEFICIALLY                        SHARES TO BE
                                     OWNED PRIOR TO                       BENEFICIALLY OWNED
                                      OFFERING(1)          NUMBER OF     AFTER OFFERING(1)(2)
                                  --------------------      SHARES       --------------------
       NAME AND ADDRESS            NUMBER       PERCENT     OFFERED       NUMBER      PERCENT
- ------------------------------    ---------     ------     ---------     ---------    -------
MLGA Fund II, L.P.(3).........    4,352,857       72.6%     550,706      3,802,151      44.7%
Barry L. Phillips.............      277,000        4.6            0        277,000       3.3
Jack D. Rutherford(4).........      207,750        3.5            0        207,750       2.4
David S. Williams.............      138,500        2.3            0        138,500       1.6
James C. Cahill...............       27,700        0.5            0         27,700       0.3
Bruce A. Jonker...............       27,700        0.5            0         27,700       0.3
Joseph H. Keller, Jr..........       13,850        0.2            0         13,850       0.2
Sangwoo Ahn(3)(5).............    4,408,678       73.5      550,706      3,857,972      45.4
John A. Morgan(3)(5)..........    4,408,678       73.5      550,706      3,857,972      45.4
Perry J. Lewis(3)(5)..........    4,408,678       73.5      550,706      3,857,972      45.4
William C. Ughetta,
  Jr.(3)(5)...................    4,371,026       72.9      550,706      3,820,320      44.9
Ira Starr(3)(5)...............    4,364,932       72.8      550,706      3,814,226      44.9
Ernest Green..................       10,000        0.2            0         10,000       0.1
David T. Shelby(4)............      207,750        3.5            0        207,750       2.4
Mellon Ventures, L.P.(6)......      220,154        3.7      220,154              0       0.0
The Marlborough Capital
  Investment Fund, L.P.(6)....      229,140        3.8      229,140              0       0.0
All Fund II affiliates as a
  group.......................    4,570,500       76.2      550,706      4,019,794      47.3
All Directors, Director
  Nominees and Executive
  Officers as a group (11
  persons)....................    5,240,989       87.4      550,706      4,690,283      55.2
Total shares outstanding......    5,999,294      100.0%                  8,499,294     100.0%


- ---------------

(1) Pursuant to the regulations of the Commission, shares are deemed to be "beneficially owned" by a person if such person directly or indirectly has or shares the power to vote or dispose of such shares whether or not such person has any pecuniary interest in such shares or the right to acquire the power to vote or dispose of such shares within 60 days, including any right to acquire through the exercise of any option, warrant or right.


(2) Assumes no exercise of the Underwriters' over-allotment option. Certain of the Selling Stockholders have granted to the Underwriters an option to purchase up to 525,000 additional shares of Common Stock. If this option is exercised in full, the number of shares and percent of the Common Stock to be held by such Selling Stockholders will be as follows:



                                                                                 SHARES TO BE
                                                                              BENEFICIALLY OWNED
                                                               NUMBER OF        AFTER OFFERING
                                                                SHARES       --------------------
         SELLING STOCKHOLDER                                    OFFERED       NUMBER      PERCENT
    ------------------------------                             ---------     ---------    -------
    MLGA Fund II, L.P.....................................      386,514      3,415,637      40.2%
    Jack D. Rutherford....................................       69,243        138,507       1.6
    David T. Shelby.......................................       69,243        138,507       1.6

(3) The business address for Fund II and Messrs. Ahn, Lewis, Morgan, Starr and Ughetta is Two Greenwich Plaza, Greenwich, CT 06830.


(4) Prior to the 1995 Recapitalization, Messrs. Rutherford and Shelby were the sole stockholders of the Company and served as Chairman of the Board and Treasurer, and President and Secretary of the Company, respectively. Mr. Rutherford served as Co-Chairman of the Board through April 1996 and continues to serve as a Director of the Company.



(5) Includes 4,352,857 shares held by Fund II. MLGAL, the general partner of Fund II, has the power to vote or dispose of the shares held by Fund II. Therefore, as general partners of MLGAL, Messrs. Ahn, Lewis, Morgan, Starr and Ughetta may be deemed to be beneficial owners of shares held by Fund II. Messrs. Ahn, Lewis, Morgan, Starr and Ughetta disclaim beneficial ownership of the shares held by Fund II.



(6) In connection with the 1995 Recapitalization, the Company issued $10 million of Senior Subordinated Notes and the Warrants to Mellon Ventures, L.P. and The Marlborough Capital Investment Fund, L.P. The shares of Common Stock beneficially owned by such holders represent shares of Common Stock to be issued upon the exercise of the Warrants immediately prior to the consummation of the Offering. The Senior Subordinated Notes will be paid in full upon the consummation of the Offering.

                          DESCRIPTION OF CAPITAL STOCK


     Upon completion of the Offering, the authorized capital stock of the Company will consist of 18,000,000 shares of Common Stock, par value $.001 per share, 2,000,000 shares of Serial Preferred Stock, par value $.001 per share and 140 shares of Series A Preferred Stock, of which 8,489,294 shares of Common Stock will be issued and outstanding and no shares of Serial Preferred Stock or Series A Preferred Stock will be issued and outstanding. As of June 30, 1996, 293,371 shares of Common Stock were reserved for issuance pursuant to outstanding options. The Company intends to redeem, with a portion of the net proceeds of the Offering, all outstanding shares of the Series A Preferred Stock. See "Use of Proceeds." The following description is a summary of the capital stock of the Company and is subject to and qualified in its entirety by reference to the provisions of the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of the Company, copies of which are included as exhibits to the Registration Statement of which this Prospectus is a part.


COMMON STOCK

     The issued and outstanding shares of Common Stock are, and the shares being offered by the Company will be, when issued, fully paid and nonassessable. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." Holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities, subject to the prior rights of any Preferred Stock then outstanding. There is no cumulative voting. Therefore, the holders of a majority of the shares of Common Stock voted in an election of directors can elect all of the directors then standing for election, subject to any rights of the holders of any then outstanding Preferred Stock. See "Risk Factors -- Control by MLGA Fund II, L.P."


SERIAL PREFERRED STOCK


     The Board of Directors is authorized, subject to any limitations prescribed by law, to issue preferred stock in one or more classes or series and to fix the designations, voting powers, preferences, rights, qualifications, limitations or restrictions of any such class or series, including dividend rights, dividend rates, redemption prices and terms, conversion rights and liquidation preferences of each class or series of Preferred Stock, without any further vote or action by the stockholders of the Company. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, Preferred Stock could have preferences over the Common Stock with respect to dividends and in liquidation and (upon conversion or otherwise) also enjoy all of the rights appurtenant to the Common Stock.

LIMITATION OF LIABILITY; INDEMNIFICATION

     As permitted by the Delaware General Corporation Law (as amended from time to time, the "DGCL"), the Amended and Restated Certificate of Incorporation provides that directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL (which currently provides that such liability may be so limited, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit).

     Each person who is or was a party to any action by reason of the fact that such person is or was a director or officer of the Company shall be indemnified and held harmless by the Company to the fullest extent permitted by the DGCL. This right to indemnification also includes the right to have paid by the Company the expenses incurred in connection with any such proceeding in advance of its final disposition, to the fullest extent permitted by the DGCL. In addition, the Company may, by action of the Board of Directors, provide indemnification to such other officers, employees and agents of the Company to such extent as the Board of Directors determines to be appropriate under the DGCL.

     As a result of this provision, the Company and its stockholders may be unable to obtain monetary damages from a director for breach of his duty of care. Although stockholders may continue to seek injunctive or other equitable relief for an alleged breach of fiduciary duty by a director, stockholders may not have any effective remedy against the challenged conduct if equitable remedies are unavailable. The Company also reserves the right to purchase and maintain directors' and officers' liability insurance.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW


     The Company is subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a Delaware corporation from engaging in a business combination (as defined therein) with an "interested stockholder" (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of the Company or any person affiliated or associated with such person) for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
(ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned (a) by directors who are also officers of the corporation and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to such date the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.


TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C., 450 West 33rd Street, New York, NY 10001.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have outstanding 8,489,294 shares of Common Stock. Of these shares, the 3,500,000 shares of Common Stock sold in the Offering (4,025,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, unless such shares are owned by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 4,989,294 shares of Common Stock (4,464,294 shares if the Underwriters' over-allotment option is exercised in full) are "restricted securities" as that term is defined under Rule 144 and, accordingly, may not be sold unless they are registered under the Securities Act or are sold pursuant an applicable exemption from registration, including Rule
144. Holders of the 4,989,294 shares of Common Stock (4,464,294 shares if the Underwriters' over-allotment option is exercised in full) constituting "restricted securities" have entered into a lock-up agreements with the Underwriters pursuant to which they have agreed, subject to certain exceptions, not to sell, contract to sell, grant any option to sell, transfer or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable for Common Stock or warrants or other rights to purchase Common Stock or permit the registration under the Securities Act of any shares of Common Stock, for a period of 180 days after the date of this Prospectus without the prior written consent of Dillon, Read & Co. Inc. which may, in its sole discretion and at any time without prior notice, release all or any portion of the shares of Common Stock subject to such lock-up agreements. See "Description of Capital Stock" and "Underwriting."


     In connection with the 1995 Recapitalization, the Company entered into a shareholders agreement with its existing stockholders which provides in part for the grant of registration rights to the holders of the "restricted securities." Pursuant to these registration rights, Fund II and its affiliates may require the Company to file one or more registration statements with respect to shares of Common Stock held by them, at any time and from time to time. The Existing Shareholders may require the Company to file a registration statement with respect to shares of Common Stock held by them at any time after one year from the date of this Prospectus, which registration statement may include shares of Common Stock held by certain officers and key employees of the Company, at the option of such officers and key employees. In addition to these "demand" registration rights, each of Fund II and the Existing Stockholders have the right to have shares of Common Stock held by them included in any registration statement filed by the Company.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned shares for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (approximately 84,893 shares immediately after the Offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale, and subject to certain other limitations and restrictions. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, would be entitled to sell such shares under Rule 144(k) without regard to the volume and other requirements described above.


     Prior to the Offering, there has not been any public market for the Common Stock. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial additional amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock.

                                  UNDERWRITING

     The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares which each has severally agreed to purchase from the Company and the Selling Stockholders, subject to the terms and conditions specified in the Underwriting Agreement, are as follows:

                                                                                NUMBER OF
                                   UNDERWRITERS                                  SHARES
     ------------------------------------------------------------------------   ---------
     Dillon, Read & Co. Inc..................................................
     McDonald & Company Securities, Inc......................................
                                                                                ---------
               Total.........................................................
                                                                                 ========

     The Managing Underwriters are Dillon, Read & Co. Inc. and McDonald & Company Securities, Inc.

     The Underwriters are committed to purchase all of the shares of Common Stock offered hereby, if any are so purchased. The Underwriting Agreement contains certain provisions whereby, if any Underwriter defaults in its obligation to purchase such shares, and the aggregate obligations of the Underwriters so defaulting do not exceed ten percent of the shares offered hereby, some or all of the remaining Underwriters must assume such obligations.

     The Underwriters propose to offer the shares of Common Stock directly to the public initially at the offering price per share set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $     per share. The Underwriters may allow, and such dealers may
re-allow, concessions not in excess of $     per share to certain other dealers.
The offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the public offering of the Common Stock, the public offering price and the concessions may be changed by the Managing Underwriters.


     The Selling Stockholders have granted to the Underwriters an option for 30 days from the date of this Prospectus to purchase up to 525,000 additional shares of Common Stock at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option only to cover over-allotments of the Common Stock offered hereby. To the extent the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such Underwriter's initial commitment.


     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company, the Selling Stockholders and the other stockholders of the Company prior to the Offering have agreed, subject to certain exceptions, not to sell, contract to sell, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock or warrants or other rights to purchase Common Stock or permit the registration of Common Stock, for a period of 180 days from the date of this Prospectus, without the prior written consent of Dillon, Read & Co. Inc.

     Prior to the Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price for the Common Stock has been determined by negotiation among the Company, the Selling Stockholders and the Managing Underwriters. Factors considered in determining the initial public offering price were prevailing market conditions, the state of the Company's development, recent financial results of the Company, the future prospects of the Company and its industry, market valuations of securities of companies engaged in activities deemed by the Managing Underwriters to be similar to those of the Company and other factors deemed relevant.

     The Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     This Offering is being conducted in accordance with the provisions of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. ("Rule 2720"). Accordingly, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance with this requirement, Dillon, Read & Co. Inc. is serving in such role and has recommended a price in compliance with the requirements of Rule 2720. Dillon, Read & Co. Inc. in its role of qualified independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part.


                                    EXPERTS


     The consolidated financial statements of the Company as of December 31, 1995 and 1994 and for the three years in the period ended December 31, 1995 included in this Prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Coopers & Lybrand L.L.P. ("Coopers"), independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.



                                 LEGAL MATTERS


     Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company by Black, McCuskey, Souers & Arbaugh, Canton, Ohio and for the Underwriters by Davis Polk & Wardwell, New York, New York.

                             ADDITIONAL INFORMATION

     Prior to the Offering, the Company has not been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement (together with any amendments thereto, the "Registration Statement") under the Securities Act with respect to the shares being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted as permitted by the Rules and Regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance in which a copy of such contract or other document has been filed as an exhibit to the Registration Statement, reference is made to such copy and each such statement is qualified in all respects by such reference.

     As a result of this Offering, the Company will be subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the Commission. A copy of the Registration Statement, the exhibits and schedules forming a part thereof and the reports and other information filed by the Company in accordance with the Exchange Act may be inspected without charge at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 13th Floor, 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

                            GRADALL INDUSTRIES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
Report of Independent Accountants on the Consolidated Balance Sheets as of December
  31, 1995 and 1994 and the Consolidated Statements of Income, Changes in
  Stockholders' Equity and Cash Flows for the three years in the period ended December
  31, 1995............................................................................  F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and June 30, 1996
  (unaudited).........................................................................  F-3
Consolidated Statements of Income for the years ended December 31, 1993, 1994 and 1995 and the six months ended June 30, 1995 and 1996 (unaudited).........................  F-5
Consolidated Statements of Changes in Stockholders' Equity for the years ended
  December 31, 1993, 1994 and 1995 and the six months ended June 30, 1996
  (unaudited).........................................................................  F-6
Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994 and
  1995 and the six months ended June 30, 1995 and 1996 (unaudited)....................  F-7
Notes to the Consolidated Financial Statements........................................  F-9



     The consolidated financial statements do not give effect to a 5,540-for-1 split of the Company's Common Stock to be effected immediately prior to the consummation of the Offering made under this Prospectus.

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
Gradall Industries, Inc.


     We have audited the accompanying consolidated balance sheets of Gradall Industries, Inc. (formerly ICM Industries, Inc.) and Subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, stockholders' equity and cash flows and the financial statement schedule (listed in Item 16(b) of this Form S-1) for the three years in the period ended December 31, 1995. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gradall Industries, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.



     As discussed in Note 1, the Company was recapitalized in 1995. At that time certain subsidiaries of the Company were transferred to former shareholders. The accompanying financial statements exclude the accounts of these Subsidiaries.


Coopers & Lybrand L.L.P.
Cleveland, Ohio

July 25, 1996

                   GRADALL INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)


                                                                 DECEMBER 31,
                                                              -------------------
                                                               1994        1995
                                                              -------     -------      JUNE 30,
                                                                                      -----------
                                                                                         1996
                                                                                      -----------
                                                                                      (UNAUDITED)
Current assets:
     Cash.................................................    $   160     $ 1,537       $ 3,345
     Accounts receivable - trade, net of allowance for
       doubtful accounts of $33, $62 and $62..............     11,659      12,151        15,549
     Inventories..........................................     14,892      18,510        19,220
     Prepaid expenses and deferred charges................        272         429           469
     Deferred income taxes................................        803       1,371         1,371
                                                              -------     -------     -----------
          Total current assets............................     27,786      33,998        39,954
Deferred income taxes.....................................      4,550       5,143         5,290
Property, plant and equipment, net........................      7,106      10,619        10,577
Other assets:
     Deferred financing costs, net of accumulated
       amortization.......................................         36       1,573         1,412
     Other................................................        755         691           889
                                                              -------     -------     -----------
          Total other assets..............................        791       2,264         2,301
                                                              -------     -------     -----------
          Total assets....................................    $40,233     $52,024       $58,122
                                                              =======     =======     =========


  The accompanying notes are an integral part of these consolidated financial statements.

                   GRADALL INDUSTRIES, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)


                                                                 DECEMBER 31,
                                                              -------------------
                                                               1994        1995
                                                              -------     -------      JUNE 30,
                                                                                      -----------
                                                                                         1996
                                                                                      -----------
                                                                                      (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Capital lease obligation, current portion............    $    87     $   172       $   170
     Long-term debt, current portion......................      7,701       1,350         1,800
     Accounts payable -- trade............................     10,329      14,672        12,406
     Accrued other expenses:
          Salaries........................................      1,350         514           658
          Legal...........................................        315       1,256         1,815
          Vacation........................................        996       1,050         1,389
          Warranty........................................      1,066       1,272         1,285
          Income taxes....................................        434      (2,156)        1,709
          Other...........................................      3,145       5,133         4,957
                                                              -------     -------     -----------
          Total current liabilities.......................     25,423      23,263        26,189
                                                              -------     -------     -----------
Long term obligations:
     Capital lease obligation, net of current portion.....        330         619           532
     Long-term debt, net of current portion...............      3,116      35,781        35,079
     Accrued post-retirement benefit cost.................     13,045      13,824        14,259
     Other long term liabilities..........................      1,453       1,656         1,656
                                                              -------     -------     -----------
          Total long term obligations.....................     17,944      51,880        51,526
                                                              -------     -------     -----------
          Total liabilities...............................     43,367      75,143        77,715
                                                              -------     -------     -----------
Stockholders' equity:
     Common shares, no par value; 2,200 shares authorized;
       1,000 issued and outstanding in 1995...............                      1             1
     Common shares, no par value; 1,000 shares authorized;
       200 shares issued and outstanding in 1994
     Preferred shares, noncumulative, par value $.01 per
       share, 300 shares authorized; 140 issued and
       outstanding in 1995................................                  2,000         2,000
     Additional paid-in capital...........................                 11,999        11,999
     Additional paid-in capital -- warrants...............                  1,000         1,000
     Accumulated deficit..................................     (3,134)    (38,119)      (34,593)
                                                              -------     -------     -----------
          Total stockholders' (deficit)...................     (3,134)    (23,119)      (19,593)
                                                              -------     -------     -----------
          Total liabilities and stockholders' equity......    $40,233     $52,024       $58,122
                                                              =======     =======     =========


  The accompanying notes are an integral part of these consolidated financial statements.

                   GRADALL INDUSTRIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                             (DOLLARS IN THOUSANDS)


                                                                                 SIX MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,            JUNE 30,
                                              ------------------------------    ------------------
                                               1993       1994        1995       1995       1996
                                              -------    -------    --------    -------    -------
                                                                                   (UNAUDITED)
Net sales...................................  $72,208    $88,820    $118,438    $62,324    $69,636
Cost of sales...............................   59,274     71,280      92,637     48,693     53,660
                                              -------    -------    --------    -------    -------
     Gross profit...........................   12,934     17,540      25,801     13,631     15,976
Operating expenses:
     Engineering............................    1,848      2,123       2,504      1,260      1,559
     Selling and marketing..................    4,232      4,728       5,365      2,507      3,357
     Administrative.........................    5,075      4,618       5,138      2,221      2,542
                                              -------    -------    --------    -------    -------
          Total operating expenses..........   11,155     11,469      13,007      5,988      7,458
                                              -------    -------    --------    -------    -------
          Operating income..................    1,779      6,071      12,794      7,643      8,518
Other expense (income):
     Amortization of FAS 106 gain...........              (3,626)
     Interest expense.......................    1,055      1,146       1,642        454      2,046
     Other..................................     (549)       234         865        453        674
                                              -------    -------    --------    -------    -------
          Net other expense (income)........      506     (2,246)      2,507        907      2,720
                                              -------    -------    --------    -------    -------
          Income before provision for
            taxes...........................    1,273      8,317      10,287      6,736      5,798
Income tax provision........................      550      3,152       3,680      2,416      2,272
                                              -------    -------    --------    -------    -------
          Net income before change in
            accounting......................      723      5,165       6,607      4,320      3,526
Change in accounting for post-retirement
  benefits, net of taxes of $6,009..........    9,014
                                              -------    -------    --------    -------    -------
          Net income (loss).................  $(8,291)   $ 5,165    $  6,607    $ 4,320    $ 3,526
                                              =======    =======    ========    =======    =======


  The accompanying notes are an integral part of these consolidated financial statements.

                   GRADALL INDUSTRIES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)


                                                                    ADDITIONAL     ADDITIONAL
                                           COMMON     PREFERRED      PAID-IN        PAID-IN       ACCUMULATED
                                           STOCK        STOCK        CAPITAL        WARRANTS        DEFICIT          TOTAL
                                           ------     ---------     ----------     ----------     -----------     -----------
Balance December 31, 1992................                                                          $     (35)      $      (35)
     Net loss............................                                                             (8,291)          (8,291)
                                             --
                                                      ---------     ----------     ----------     -----------     -----------
Balance December 31, 1993................                                                             (8,326)          (8,326)
     Net income..........................                                                              5,165            5,165
     Pension adjustment..................                                                                 27               27
                                             --
                                                      ---------     ----------     ----------     -----------     -----------
Balance December 31, 1994................                                                             (3,134)          (3,134)
     Net income..........................                                                              6,607            6,607
     Stock dividend......................    $1                                                           (1)
     Issuance of 825 shares..............     1                      $ 10,499                                          10,500
     Issuance of 100 shares to
       employees.........................                               1,500                                           1,500
     Redemption of 825 shares............    (1)                                                     (39,591)         (39,592)
     Issuance of 81.1 common stock
       warrants..........................                                            $1,000                             1,000
     Issuance of 140 preferred shares....              $ 2,000                                        (2,000)
                                             --
                                                      ---------     ----------     ----------     -----------     -----------
Balance December 31, 1995................     1          2,000         11,999         1,000          (38,119)         (23,119)
     Net income..........................                                                              3,526            3,526
                                             --
                                                      ---------     ----------     ----------     -----------     -----------
Balance June 30, 1996 (unaudited)........    $1        $ 2,000       $ 11,999        $1,000        $ (34,593)      $  (19,593)
                                           ======      =======        =======       =======        =========         ========


  The accompanying notes are an integral part of these consolidated financial statements.

                   GRADALL INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)


                                                                                               SIX MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,              JUNE 30,
                                                         --------------------------------     -------------------
                                                           1993        1994        1995        1995        1996
                                                         --------     -------     -------     -------     -------
Cash flows from operating activities:
     Net income (loss).................................  $ (8,291)    $ 5,165     $ 6,607     $ 4,320     $ 3,526
     Adjustments to reconcile net income to net cash
       provided by (used in) operating activities:
          Post-retirement benefit transition
            obligation.................................    16,130      (3,085)        779         390         435
          Depreciation and amortization................     1,111         945       1,206         549         955
          Pension and other compensation accruals......                    27
          Deferred income taxes........................    (6,137)        992      (1,161)       (133)       (147)
          Equity loss on investment....................                    14          43
          Loss on sale of property, plant and
            equipment..................................       (14)        (13)         41
          (Increase) in accounts receivable............    (1,339)     (1,338)       (492)     (3,497)     (3,398)
          (Increase) in inventory......................    (2,126)     (2,906)     (3,618)       (812)       (710)
          (Increase) decrease in prepaid expenses......      (175)         48        (157)       (110)        (40)
          Decrease (increase) in other assets..........      (105)         10          13         (64)       (203)
          Increase (decrease) in accounts payable and
            accrued expenses...........................      (350)      5,804       4,106       1,925       2,478
          Increase (decrease) in accrued other
            long-term liabilities......................       946        (579)        203
                                                         --------     -------     -------     -------     -------
          Net cash provided by (used in) operating
            activities.................................      (350)      5,084       7,570       2,568       2,896
                                                         --------     -------     -------     -------     -------
Cash flows from investing activities:
     Proceeds from sale of property, plant and
       equipment.......................................        58          21          30
     Purchase of property, plant and equipment.........      (534)     (1,214)     (4,189)     (1,294)       (676)
     Investment in joint venture.......................                  (100)
                                                         --------     -------     -------     -------     -------
          Net cash used in investing activities........      (476)     (1,293)     (4,159)     (1,294)       (676)
                                                         --------     -------     -------     -------     -------


  The accompanying notes are an integral part of these consolidated financial statements.

                   GRADALL INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)


                                                                                               SIX MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,              JUNE 30,
                                                         --------------------------------     -------------------
                                                           1993        1994        1995        1995        1996
                                                         --------     -------     -------     -------     -------
Cash flows from financing activities:
     Issuance of 825 common shares.....................                            10,500
     Issuance of 100 common shares to employees........                             1,500
     Net borrowings/payments under lines of credits....     1,415      (3,461)                   (993)       (323)
     Proceeds from note payable........................                 2,448
     Redemption of 825 common shares...................                           (39,592)
     New debt incurred in connection with the
       recapitalization, including $1 million of common
       stock warrants..................................                            38,941
     Debt repaid in the recapitalization transaction...                           (10,802)
     Recapitalization expenses.........................                            (1,654)
     Repayments on capital leases......................       (24)        (86)       (102)        (42)        (89)
     Other debt repayments.............................       (86)     (3,026)       (825)
                                                         --------     -------     -------     -------     -------
          Net cash provided by (used in) financing
            activities.................................     1,305      (4,125)     (2,034)     (1,035)       (412)
                                                         --------     -------     -------     -------     -------
          Net increase (decrease) in cash..............       479        (334)      1,377         239       1,808
                                                         --------     -------     -------     -------     -------
     Cash, beginning of period.........................        15         494         160         160       1,537
                                                         --------     -------     -------     -------     -------
     Cash, end of period...............................  $    494     $   160     $ 1,537     $   399     $ 3,345
                                                         ========     =======     =======     =======     =======
     Supplemental disclosure:
          Cash paid for:
               Income taxes............................  $     89     $ 1,273     $ 4,460
                                                         ========     =======     =======
               Interest................................  $    867     $   858     $ 1,029
                                                         ========     =======     =======
Other:
     Amounts financed through capital leases...........  $    318     $   430     $   476
                                                         ========     =======     =======


  The accompanying notes are an integral part of these consolidated financial statements.

                   GRADALL INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             (DOLLARS IN THOUSANDS)

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION:


     Gradall Industries, Inc. (the Company), formerly ICM Industries Inc. (ICM), is a holding company. The consolidated financial statements include the Company and its wholly-owned subsidiaries, The Gradall Company and Gradall Investment Company. Gradall Investment Company is an inactive subsidiary of the Company.


     The Gradall Company manufactures and sells excavating and materials handling equipment to public and private sector customers throughout the world.

     On September 15, 1995, ICM entered into a Recapitalization Agreement (the "Recapitalization" or the "Agreement"), which was effective October 13, 1995, under which ICM (a) issued common shares comprising an 82.5% common equity interest to MLGA Fund II, L.P. and partners for a price of $10.5 million; (b) redeemed a portion of the common shares owned by Jack D. Rutherford and David T. Shelby at a purchase price of $44.5 million, less costs and expenses of the transaction, certain payments to officers and employees, amounts required to retire existing indebtedness of The Gradall Company, and further adjusted as required in the Agreement for working capital, income taxes, property additions and cash balances as of the effective date of the transaction; (c) issued 140 shares of Preferred Stock with a liquidation preference of $2 million to Messrs. Rutherford and Shelby; (d) issued common shares representing 10% of its outstanding common stock to certain officers and employees, and (e) distributed certain non Gradall investments to Messrs. Rutherford and Shelby pursuant to a plan of partial liquidation.

     The Recapitalization was financed under a Loan and Security Agreement with Heller Financial, Inc. for a $10 million term loan repayable in installments through September 30, 2000 and up to $22 million in revolving loan commitments for a period of five years, along with a Securities Purchase Agreement with The Marlborough Capital Investment Fund, L.P. and Mellon Ventures, Inc. for $10 million of 12.5% Senior Subordinated Notes due October 31, 2003 and warrants for
81.1 shares of common stock. These transactions are being accounted for as a leveraged recapitalization under which the existing basis of accounting will be continued, and assets and liabilities of the continuing business are being carried forward. Under the Agreement the name of ICM has been changed to Gradall Industries, Inc.

     Sources and uses of cash in connection with these transactions are summarized below:

          Sources of Cash:
               Purchase of 825 shares by MLGA Fund II, L.P.............     $10,500
               Purchase of 100 shares by employees.....................       1,500
               Borrowing from Heller Financial, Inc. - Term Loan.......      10,000
               Borrowing from Heller Financial, Inc. - Revolvers.......      17,941
               12.5% Senior Subordinated Notes.........................      10,000
               Company funds...........................................       2,809
                                                                         -------------
                                                                            $52,750
                                                                         ==========
          Uses of cash:
               Repayment of State of Ohio debt.........................     $ 1,323
               Repayment of Bank One debt, including accrued interest
                 of $43................................................       9,482
               Acquisition of 825 shares from Rutherford and Shelby....      39,592
               Financing and other transaction costs...................       2,353
                                                                         -------------
                                                                            $52,750
                                                                         ==========

                   GRADALL INDUSTRIES, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

     The purchase price is to be further adjusted based on the actual tax liabilities as of the closing date including consideration of any taxes resulting from the distribution of the non-Gradall investments to Messrs. Rutherford and Shelby. Any adjustments are not expected to have a material impact on the accompanying financial statements.

     Former wholly-owned subsidiaries of ICM, Magna Power and International Consulting Management were transferred to Messrs. Rutherford and Shelby in connection with the Recapitalization described above. For purposes of these consolidated financial statements, this spin-off transaction has been treated as a change in the reporting entity and these entities have been excluded from the accompanying financial statements for all periods presented on the basis that these companies operated in different industries, were autonomous and had only incidental transactions with the Company. Management fees to these former subsidiaries of $630, $550 and $288 for the years ended December 31, 1993, 1994 and 1995, respectively, are included in the accompanying consolidated statements of income.

     The following table summarizes the October 12, 1995 book values of the companies transferred and excluded from these financial statements:

          Cash.........................................................     $   944
          Accounts receivable..........................................       5,976
          Inventory....................................................       6,948
          Property and equipment.......................................       3,350
          Other........................................................         579
                                                                         -------------
                                                                            $17,797
                                                                         ==========
          Accounts Payable.............................................     $ 3,229
          Accrued liabilities..........................................       3,044
          Debt.........................................................      10,789
          Net assets...................................................         735
                                                                         -------------
                                                                            $17,797
                                                                         ==========

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Principles of Consolidation: The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results may differ from those estimates.

     Revenue Recognition: The Company's revenue recognition policy is to recognize revenue when products are shipped.

     Inventories: Inventories are stated at cost not in excess of market value using the last-in, first-out (LIFO) method of inventory costing. Inventory cost includes materials, direct labor, manufacturing overhead, and outside service costs. Market value is determined by comparison with recent purchases or realizable value.

     Property, Plant and Equipment: Expenditures for property, plant and equipment and for renewals and betterments which extend the originally estimated economic lives of assets are capitalized at cost. Expenditures for maintenance and repairs are charged to expense. Items which are sold, retired, or otherwise disposed

                   GRADALL INDUSTRIES, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

of are removed from the asset and accumulated depreciation accounts and any gains or losses are reflected in income. The Company's depreciation and amortization methods are as follows:

                 DESCRIPTION                    USEFUL LIFE        METHOD
- ---------------------------------------------   ------------   --------------
Machinery and equipment                          3-10 years    Straight-line
Buildings and improvements                      10-24 years    Straight-line
Furniture and fixtures                           3-10 years    Straight-line

     Cash: Cash represents unrestricted cash balances held in various financial institutions.

     Patents: The cost of patents is being amortized on a straight-line basis over the remaining legal life of the patents.

     Deferred Financing Costs: Costs incurred to obtain financing have been capitalized and are being amortized over the life of the respective financing arrangements.

     Income Taxes: The Company follows the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Deferred income taxes arise from reporting certain items of income and expense for tax purposes in a different period than for financial reporting purposes. The principal difference relates to accounting for post-retirement health benefits.

     Fair Value of Financial Instruments: The Company adopted Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures About Fair Value of Financial Instruments," at December 31, 1995. The Company's financial instruments, as defined in SFAS No. 107, consist principally of cash, accounts receivable, accounts payable and accrued liabilities in which the fair value of these financial instruments approximates the carrying value. The Company recently issued new debt as a result of the Recapitalization and therefore, the fair value of the debt approximates carrying value.


     Unaudited Interim Financial Information: The unaudited interim financial information as of June 30, 1996 and for the six months ended June 30, 1995 and 1996 has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the interim information. Operating results for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996.


     Accounting Pronouncements: Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," is effective for the year ending December 31, 1996. In the opinion of management, this statement will not materially impact the Company's financial position or results of operations.

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," is effective for the year ending December 31, 1996. The Company has not decided how it intends to apply the accounting and disclosure provisions of this statement.

                   GRADALL INDUSTRIES, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

3. INVENTORIES:

     Inventories were comprised of:


                                                                                JUNE
                                                          DECEMBER 31,           30,
                                                       ------------------      -------
                                                        1994       1995         1996
                                                       -------    -------      -------
          Raw materials..............................  $ 1,120    $   936      $   998
          Work in process............................   15,761     16,585       16,490
          Finished goods.............................    3,216      6,150        7,632
                                                       -------    -------      -------
                                                        20,097     23,671       25,120
          LIFO reserve...............................   (5,205)    (5,161)      (5,900)
                                                       -------    -------      -------
          Total inventory............................  $14,892    $18,510      $19,220
                                                       =======    =======      =======


4. PROPERTY, PLANT AND EQUIPMENT:

     The major classes of property, plant and equipment are summarized as follows:


                                                                                JUNE
                                                          DECEMBER 31,           30,
                                                       ------------------      -------
                                                        1994       1995         1996
                                                       -------    -------      -------
          Land.......................................  $   513    $   513      $   513
          Machinery and equipment....................   11,057     14,001       13,799
          Buildings and improvements.................    4,914      5,291        5,291
          Furniture and fixtures.....................    1,196      1,340        1,360
          Construction in progress...................      445        670        1,424
                                                       -------    -------      -------
                                                        18,125     21,815       22,387
          Less: accumulated depreciation.............  (11,019)   (11,196)     (11,810)
                                                       -------    -------      -------
               Net property, plant and equipment.....  $ 7,106    $10,619      $10,577
                                                       =======    =======      =======


5. LONG-TERM DEBT:


     Long-term debt included:



                                                                                JUNE
                                                          DECEMBER 31,           30,
                                                       ------------------      -------
                                                        1994       1995         1996
                                                       -------    -------      -------
          Term loan..................................  $ 2,449    $10,000      $10,000
          Revolving credit...........................    6,958     18,100       17,777
          12.5% Senior subordinated notes, net of
            discount of $968,719 related to
            warrants.................................       --      9,031        9,102
          Notes payable..............................    1,410         --           --
                                                       -------    -------      -------
                                                        10,817     37,131       36,879
          Less current portion.......................    7,701      1,350        1,800
                                                       -------    -------      -------
                                                       $ 3,116    $35,781      $35,079
                                                       =======    =======      =======


     The Recapitalization was financed under a Loan and Security Agreement with Heller Financial, Inc. which provided for a $10 million term loan repayable in installments through September 30, 2000 and up to $22 million in revolving loan commitments for a period of five years, along with a Securities Purchase

                   GRADALL INDUSTRIES, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

Agreement with The Marlborough Capital Investment Fund, L.P. and Mellon Ventures, Inc. for $10 million of 12.5% Senior Subordinated Notes due October 31, 2003 and warrants for 81.1 shares of common stock.

     Aggregate maturities of long-term borrowings over the next five years are as follows: 1996 - $1,350; 1997 - $1,800; 1998 - $1,800; 1999 -$1,800; 2000 -
$21,350.

     Interest on the Senior Subordinated Notes is payable quarterly commencing January 31, 1996, and at maturity at 12.5%. The revolving line of credit bears interest at either LIBOR plus 2.75% or prime plus .75%. The term loan bears interest at either LIBOR plus 3.00% or prime plus 1.00%. At December 31, 1995 the prime rate was 8.5% and LIBOR was 5.74% and the actual interest rates in effect for the revolving line of credit was 8.79% and for the term debt was 9.02%.

     The terms of the certain financing agreements contain, among other provisions, requirements for maintaining defined levels of minimum earnings before income tax, depreciation and amortization, capital expenditures and various financial ratios as defined. The financing agreements are collateralized by substantially all the assets of the Company.

     All of long-term debt outstanding at December 31, 1994 was repaid in connection with the recapitalization transaction described in Note 1.

6. LEASE OBLIGATIONS:

     The Company leases certain machinery and equipment under capital leases expiring beginning in the year 1998. The assets and liabilities under capital leases are recorded at the original purchase cost. The assets are depreciated over their estimated productive lives. Depreciation of assets under capital leases is included in depreciation expense.

     The following is a summary of property held under capital leases:

               Machinery and equipment..............................     $1,020
               Less accumulated depreciation........................        128
                                                                        -------
                                                                           $892
                                                                         ======

     The following is a summary of future minimum payments under capitalized leases that have remaining noncancelable lease terms in excess of one year at December 31, 1995:

                              YEAR ENDING DECEMBER 31,
               -------------------------------------------------------
                    1996..............................................     $236
                    1997..............................................      221
                    1998..............................................      236
                    1999..............................................       97
                    2000..............................................      171
                                                                          -----
               Total minimum lease payments...........................      961
               Interest...............................................      170
                                                                          -----
               Liability under capital lease payments.................      791
               Current portion........................................      172
                                                                          -----
               Long-term capitalized lease obligation.................     $619
                                                                           ====

                   GRADALL INDUSTRIES, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

7. EMPLOYEE BENEFIT PLANS:

     Pension Plans: Substantially all employees are covered by pension plans which provide for monthly pension payments to eligible former employees who have retired. The Company sponsors two plans, one for members of the collective bargaining unit and one for salaried and other eligible employees.

     Benefits paid under the collective bargaining unit plan are based on a benefit multiplier times years of credited service, reduced by benefits under a prior plan. Such prior plan benefits are guaranteed under the terms of group annuity contracts. Benefits paid under the salary plan are based on the greater of a benefit multiplier times years of credited service or a percentage of pre-retirement earnings. Pension costs are funded as actuarially determined and to the extent cash contributions are deductible for federal income tax purposes. The collective bargaining unit plan uses the entry age normal actuarial cost method to determine annual contributions to the plan. The salary plan uses the unit credit actuarial cost method to determine contributions.

     The components of net periodic pension cost for the years ended December 31, 1993, 1994 and 1995 were as follows:

                                                                                       1995
                                                   1993         1994       ----------------------------
                                                 --------     --------     COLLECTIVE
                                                 COMBINED     COMBINED     BARGAINING
                                                  PLANS        PLANS       UNIT PLAN      SALARIED PLAN
                                                 --------     --------     ----------     -------------
Service cost...................................    $545         $611          $297            $ 269
Interest cost..................................     490          554           388              256
Actual return of plan assets...................    (304)          50          (777)            (622)
Net amortization and deferral..................    (115)        (473)          539              404
                                                 --------     --------     ----------        ------
Total pension cost.............................    $616         $742          $447            $ 307
                                                 =======      =======      ========       ==========

     The funded status of the plans as of December 31, 1994 and 1995 was as follows:

                                                     1994                                  1995
                                       ---------------------------------     ---------------------------------
                                         COLLECTIVE                            COLLECTIVE
                                       BARGAINING UNIT                       BARGAINING UNIT
                                            PLAN           SALARIED PLAN          PLAN           SALARIED PLAN
                                       ---------------     -------------     ---------------     -------------
Accumulated benefit obligation.......      $ 4,438            $ 2,186            $ 5,608            $ 2,837
                                       ===========         ==========        ===========         ==========
Projected benefit obligation.........      $ 4,438            $ 2,955            $ 5,608            $ 4,011
Plan assets at fair value, primarily
  stock and bond funds...............        3,178              2,634              4,275              3,287
                                           -------         -------------         -------         -------------
Projected benefit obligation in
  excess of plan assets..............        1,260                321              1,333                724
Unrecognized net asset...............           --                 71                 --                  1
Unrecognized net loss................          774                 10              1,103                232
Unrecognized prior service cost......           23                 40                 20                128
                                           -------         -------------         -------         -------------
Pension liability recognized in
  accrued other current
  liabilities........................      $   463            $   200            $   210            $   363
                                       ===========         ==========        ===========         ==========

                   GRADALL INDUSTRIES, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

     The actuarial assumptions used were as follows:

                                                                    1994     1995
                                                                    ----     ----
            Discount rate.........................................  8.5%     7.5%
            Rate of increase in compensation levels...............  4.5%     4.5%
            Expected long-term rate of return on assets...........  8.5%     8.5%

     Statement of Financial Accounting Standards No. 87 contains a provision which requires the recognition of a liability (including unfunded accrued pension costs) that is at least equal to the unfunded accumulated benefit obligation (the excess of the accumulated benefit obligation over the fair value of plan assets). Recognition of an additional minimum liability is required if an unfunded accumulated benefit exists and the liability already recognized as unfunded accrued pension cost is less than the unfunded accumulated benefit obligation. The additional minimum liability of $797 and $1,123 at December 31, 1994 and 1995, respectively, has been included in other long-term liabilities and an intangible pension asset of $23 and $20 at December 31, 1994 and 1995, respectively, has been recorded in an amount not exceeding the amount of unrecognized prior service cost.

     Savings and Investment Plan: Substantially all employees are eligible to participate in a savings and investment plan. The Company sponsors two plans, one for members of the collective bargaining unit and one for salaried and other eligible employees. The plans provide for contributions by employees, through salary reductions, and for a matching contribution by the Company based on a rate determined for each plan year by the Board of Directors of the Company. The plans also provide for a discretionary contribution by the Company.

     Deferred Compensation Program: The Company has a deferred compensation program under which certain employees may elect to postpone receipt of a portion of their earnings. The amounts so deferred are deposited in a trust account, but remain assets of the Company. The trustees of the program are officers of the Company.

     Profit Sharing Plan: The Company maintains a profit sharing plan covering union and salaried employees. The amount of the profit sharing bonus is determined by the Company's return on sales and is calculated based upon the wages of eligible employees.

     Post-Retirement Benefits: The Company provides eligible retired employees with health care and life insurance benefits. These benefits are provided on a non-contributory basis for life insurance and contributory basis for medical coverage. Currently, the Company does not pre-fund these benefits.

     The components of periodic net post-retirement benefit cost for the years ended December 31, 1993, 1994 and 1995 were as follows:

                                                              1993     1995      1994
                                                             ------   -------   ------
          Service cost.....................................  $  460   $   328   $  393
          Interest cost....................................   1,181       916    1,098
          Amortization of gain.............................      --    (3,626)      --
                                                             ------   -------   ------
               Net periodic post-retirement benefit cost...  $1,641   $(2,382)  $1,491
                                                             ======   =======   ======

                   GRADALL INDUSTRIES, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

     The following table displays the plans' funded status at December 31, 1994 and 1995 based on the most recent actuarial analysis at December 31, 1994 and 1995:

                                                                  1994        1995
                                                                 -------     -------
          Accumulated post-retirement benefit obligations:
               Retirees........................................  $ 4,734     $ 6,943
               Fully-eligible active plan participants.........    4,004       4,006
               Other active plan participants..................    3,062       4,683
                                                                 -------     -------
                    Total......................................  $11,800     $15,632
                                                                 =======     =======
               Plan assets at fair value.......................  $    --     $    --
               Accumulated post-retirement benefit obligation
                 in excess of assets...........................   11,800      15,632
               Unrecognized net actuarial (loss) gain..........    1,245      (1,808)
                                                                 -------     -------
                    Accrued post-retirement benefit cost.......  $13,045     $13,824
                                                                 =======     =======

     The large income amount shown in 1994 is the result of a change in the estimated medical inflation rate assumption and the Company's decision to fully amortize this gain into the current year financial statements. The gain in amortization in 1994 is included in other income (expense).

     For measurement purposes, as of December 31, 1994 an 8% annual rate increase in the per capita cost of covered health care benefits was assumed through the year 1999; the rate was assumed to decrease gradually to 5% by 2012 and remain constant thereafter. Increasing the assumed health care cost trend rates by one percentage point for each future year would increase the Accumulated Post-Retirement Benefit Obligation as of December 31, 1994 by $2,220 and the Service Cost and Interest Cost components of the Net Periodic Post-Retirement Cost by $195.

     The discount rate utilized in determining the Accumulated Post-Retirement Benefit Obligation was 8.5% for 1994. The discount rate used to calculate the Net Periodic Post-Retirement Benefit Cost was 7.5% for 1994.

     For measurement purposes, as of December 31, 1995 an 8% annual rate in the per capita cost of covered health care benefits was assumed through the first year gradually decreasing to 5% by 2011 and remaining constant thereafter. Increasing the assumed health care cost trend rates by one percentage point for each future year would increase the Accumulated Post-Retirement Benefit Obligation to $1,750 at December 31, 1995.

     The discount rate utilized in determining the Accumulated Post-Retirement Benefit Obligation was 7.5%.

8. INCOME TAXES:


     The provision for income taxes consisted of the following:



                                                YEAR ENDED             SIX MONTHS ENDED
                                               DECEMBER 31,                JUNE 30,
                                        --------------------------     -----------------
                                        1993      1994       1995       1995       1996
                                        ----     ------     ------     ------     ------
          Federal.....................  $363     $1,842     $3,888     $2,226     $1,964
          State.......................    89        384        849        323        455
          Deferred....................    98        926     (1,057)      (133)      (147)
                                        ----     ------     ------     ------     ------
                                        $550     $3,152     $3,680     $2,416     $2,272
                                        ====     ======     ======     ======     ======

                   GRADALL INDUSTRIES, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

     The Company's effective tax rate differed from the federal statutory rate as follows:


                                                YEAR ENDED             SIX MONTHS ENDED
                                               DECEMBER 31,                JUNE 30,
                                        --------------------------     -----------------
                                        1993      1994       1995       1995       1996
                                        ----     ------     ------     ------     ------
          Federal statutory rate......  34.0%      34.0%      34.0%      34.0%      34.0%
          Effect of state and local
            taxes.....................   4.6        3.0        4.8        4.8        5.2
          Change in tax liability.....   4.6         --       (3.0)      (2.9)
          Other.......................    --        0.9         --         --
                                        ----     ------     ------     ------     ------
                                        43.2%      37.9%      35.8%      35.9%      39.2%
                                        ====     ======     ======     ======     ======



     The components of the net deferred tax benefits (liabilities) were as follows:



                                                           DECEMBER 31,       JUNE 30,
                                                          ---------------     --------
                                                           1994     1995        1996
                                                          ------   ------     --------
          Current:
               Inventories..............................  $ (796)  $ (813)      $(813)
               Accrued expenses.........................   1,599    2,184        2,184
                                                          ------   ------     --------
                                                          $  803   $1,371       $1,371
                                                          ======   ======      =======
          Long-term:
               Basis of property and equipment..........  (1,271)  (1,352)     (1,352)
               Post-retirement benefits liability.......   5,355    5,646        5,793
               Other....................................     466      849          849
                                                          ------   ------     --------
                                                          $4,550   $5,143       $5,290
                                                          ======   ======      =======


     The sources of timing differences and related deferred tax effects were as follows:


                                               DECEMBER 31,                JUNE 30,
                                        ---------------------------     ---------------
                                        1993      1994       1995       1995      1996
                                        -----     -----     -------     -----     -----
          Accrued expenses............  $(149)    $(444)    $  (577)    $(133)    $(147)
          Post-retirement benefits
            liability.................    447     1,049        (308)
          Depreciation................     59        29          84
          Inventory...................     24       (27)         20
          Other.......................   (283)      319        (276)
                                        -----     -----     -------     -----     -----
                                        $  98     $ 926     $(1,057)    $(133)    $(147)
                                        =====     =====     =======     =====     =====


     Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

9. CAPITAL STOCK:

     The Company is authorized to issue one class of common stock.

     The Company is authorized to issue shares of Series A preferred stock in which each share has one vote with a fixed aggregate of 12% of the total vote. The holders of this preferred stock will vote together with the holders of the Company's common stock on all matters submitted to the Company's stockholders. Holders

                   GRADALL INDUSTRIES, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

may require the Company to redeem preferred shares proportionately to any reduction in shares held by MLGA Fund II, L.P.

     Outstanding warrants give the holders the right to acquire 81.1 shares of the Company at a nominal exercise price. The number of shares issuable and the exercise price of the warrants are subject to adjustment in accordance with antidilution provisions of the agreement. The warrants expire on October 31, 2005.

10. STOCK OPTIONS:

     On October 13, 1995, the stockholders approved an incentive stock option program under which 56.9 shares of the Company's common stock are reserved for grants to key employees. The option price is to be determined by the Plan Administrator, but shall not be less than the fair market value of the stock at the time of the grant. On October 13, 1995, 23.9 options were granted under the plan. These options vest one-third annually over a three-year period and are exercisable for up to 10 years at an exercise price of $15,000 per share.

11. CONTINGENCIES:


     In connection with a certain litigation involving the Company and one of its distributors, the Company has recently entered into a binding settlement with respect to such litigation at a cost to the Company of approximately $1.8 million. As of June 30, 1996, the Company had fully accrued such cost in its historical financial statements.

- -------------------------------------------------------------
- -------------------------------------------------------------

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SHARES OF COMMON STOCK IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE THEREOF.

                          ---------------------------

                               TABLE OF CONTENTS


                                              PAGE
                                              ----
Prospectus Summary.........................     3
Risk Factors...............................     6
The Company................................    10
Use of Proceeds............................    11
Dividend Policy............................    11
Capitalization.............................    12
Dilution...................................    13
Selected Consolidated Financial Data.......    14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................    15
Business...................................    21
Management.................................    32
1995 Recapitalization and Certain
  Transactions.............................    38
Principal and Selling Stockholders.........    40
Description of Capital Stock...............    42
Shares Eligible for Future Sale............    44
Underwriting...............................    45
Experts....................................    46
Legal Matters..............................    46
Additional Information.....................    46
Index to Consolidated Financial
  Statements...............................   F-1


                          ---------------------------

  UNTIL           , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------
- -------------------------------------------------------------

- -------------------------------------------------------------
- -------------------------------------------------------------

                            GRADALL INDUSTRIES, INC.

                          ---------------------------


                                3,500,000 SHARES


                                  COMMON STOCK

                                   PROSPECTUS

                                            , 1996

                          ---------------------------

                            DILLON, READ & CO. INC.

                               MCDONALD & COMPANY
                                SECURITIES, INC.
- -------------------------------------------------------------
- -------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     An itemized statement of the estimated amount of the expenses, other than underwriting discounts and commissions, incurred and to be incurred in connection with the issuance and distribution of the securities registered pursuant to this Registration Statement is as follows:


     Securities and Exchange Commission registration fee......................  $ 21,067
     Nasdaq listing fee.......................................................    37,786
     NASD filing fee..........................................................     6,610
     Printing and engraving expenses..........................................   125,000
     Accounting fees and expenses.............................................   100,000
     Legal fees and expenses..................................................   100,000
     Transfer Agent fees and expenses.........................................    15,000
     Blue Sky fees and expenses and legal fees................................    20,000
     Miscellaneous............................................................    74,537
                                                                                --------
               Total..........................................................  $500,000
                                                                                ========



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the Delaware General Corporation Law, as amended, provides with regard to indemnification of directors and officers as follows:

          145. Indemnification of Officers, Directors, Employees and Agents; Insurance. (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

          (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

          (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

          (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made
     (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

          (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

          (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

          (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

          (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

          (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

          (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

          (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).

     Section 102(b)(7) of the Delaware General Corporation Law, as amended, provides in regard to the limitation of liability of directors and officers as follows:

          (b) In addition to the matters required to be set forth in the certificate of incorporation by subsection (a) of this section, the certificate of incorporation may also contain any or all of the following matters:

                                    *  *  *

          (7) A provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of this title; or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. All references in this paragraph to a director shall also be deemed to refer (x) to a member of the governing body of a corporation which is not authorized to issue capital stock, and
     (y) to such other person or persons, if any, who, pursuant to a provision of the certificate of incorporation in accordance with Section 141(a) of this title, exercise or perform any of the powers or duties otherwise conferred or imposed upon the board of directors by this title.

     Article Seventh of the Amended and Restated Certificate of Incorporation of the Company provides with regard to indemnification of directors and officers as follows:

          SEVENTH: The Corporation shall, to the full extent permitted by
     Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     No securities of the registrant have been issued or sold by the registrant within the past three years, except as follows*:

          (1) On October 10, 1995, the registrant issued 743 shares of Common Stock to its existing stockholders in connection with a one to 4.715 stock split declared by the board of directors of the registrant and effected through a stock dividend.

          (2) On October 11, 1995, the registrant issued 140 shares of Series A Preferred Stock to its existing stockholders in connection with a stock dividend declared by the board of directors of the registrant.

          (3) On October 12, 1995, the registrant sold 825 shares of Common Stock to MLGA Fund II, L.P. for a consideration of $10,500,000.

          (4) On October 12, 1995, the registrant issued warrants to purchase an aggregate of 81.1 shares of Common Stock to two institutional investors for an aggregate consideration of $968,719.

          (5) On October 12, 1995, the registrant issued an aggregate of 75 shares of Common Stock to two executive officers of the registrant in accordance with the terms of a Recapitalization Agreement, by and between the registrant, MLGA Fund II, L.P. and its existing stockholders (the "Recapitalization Agreement"), in exchange for the executive officers' surrender of their rights to acquire a substantially equivalent equity interest in the registrant.

          (6) On October 12, 1995, the registrant issued an aggregate of 25 shares of Common Stock to eight executive officers and key employees of the registrant and its subsidiary in accordance with the terms of the Recapitalization Agreement. No consideration was paid to the registrant by the executive officers and key employees for these shares of Common Stock.

          (7) On October 13, 1995, the registrant issued options to purchase an aggregate of 23.9 shares of Common Stock to a group of 13 executive officers and key employees of the registrant and its subsidiary pursuant to the terms of its 1995 Stock Option Plan.


          (8) On April 18, 1996, the registrant issued options to purchase an aggregate of 27.3 shares of Common Stock to a group of 22 executive officers and key employees of the registrant and its subsidiary pursuant to the terms of its 1995 Stock Option Plan.

- ---------------

     * Does not give effect to a 5,540-for-1 split of the Company's Common Stock to be effected immediately prior to the consummation of the Offering.

     Exemption from registration under the Securities Act was claimed with respect to the transactions described in paragraphs (3), (4) and (5) above under
Section 4(2) of the Securities Act as transactions by the issuer not involving any public offering and with respect to the transactions described in paragraphs
(1), (2), (6) and (7) as transactions not involving a sale of securities.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) List of Exhibits

     The list of exhibits is incorporated herein by reference to the Index to Exhibits on page E-1.

     (b) Financial Statement Schedule

     Schedule II--Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that:

          (1) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          (2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (3) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (4) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Gradall Industries, Inc. has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Philadelphia, State of Ohio, on this 2nd day of August, 1996.


                                          GRADALL INDUSTRIES, INC.

                                          By:   /s/  BARRY L. PHILLIPS
                                            ------------------------------------
                                            Name: Barry L. Phillips
                                            Title: President


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



              SIGNATURE                               TITLE                           DATE
- ------------------------------------- -------------------------------------    ------------------
/s/  BARRY L. PHILLIPS                President (Principal Executive               August 2, 1996
- ------------------------------------- Officer) and Director

/s/           *                       Vice President, Chief Financial              August 2, 1996
- ------------------------------------- Officer and Treasurer (Principal
                                      Financial Officer and Principal
                                      Accounting Officer)

/s/           *                       Director                                     August 2, 1996
- -------------------------------------

/s/           *                       Director                                     August 2, 1996
- -------------------------------------

/s/           *                       Director                                     August 2, 1996
- -------------------------------------

/s/           *                        Director                                     August 2, 1996
- -------------------------------------

/s/           *                        Director                                     August 2, 1996
- -------------------------------------

/s/           *                        Director                                     August 2, 1996
- -------------------------------------

*By:   /s/  BARRY L. PHILLIPS
     --------------------------------
            ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


EXHIBIT                                                                                SEQUENTIAL
  NO.                                      DESCRIPTION                                  PAGE NO.
- -------     -------------------------------------------------------------------------  ----------
  1.01      Form of Underwriting Agreement*
  3.01      Form of Amended and Restated Certificate of Incorporation of the
            Registrant*
  3.02      Amended and Restated Bylaws of the Registrant+
  4.01      Specimen Certificate for the Common Stock, par value $.001 per share, of the Registrant*
  5.01      Opinion of Black, McCuskey, Souers & Arbaugh*
 10.01      Recapitalization Agreement dated as of September 15, 1995 among ICM
            Industries, Inc., MLGA Fund II, L.P., Jack D. Rutherford and David T.
            Shelby (excluding exhibits and schedules)+
 10.02      Amendment to Recapitalization Agreement, dated as of October 12, 1995+
 10.03      Form of Amended and Restated Shareholders Agreement dated as of
                      , 1996*
 10.04      Amended and Restated Employment Agreement dated October 13, 1995 between
            The Gradall Company and Barry L. Phillips+
 10.05      Amended and Restated Employment Agreement dated October 13, 1995 between
            The Gradall Company and David S. Williams+
 10.06      Deferred Compensation Agreement dated July 19, 1989 between The Gradall
            Company and Barry L. Phillips+
 10.07      Amended and Restated Deferred Compensation Agreement dated August 30,
            1995 between The Gradall Company and David S. Williams+
 10.08      Split-Dollar Life Insurance Agreement dated as of August 30, 1995 between
            The Gradall Company and Barry L. Phillips+
 10.09      Gradall Industries, Inc. 1995 Stock Option Plan+
 10.10      Employment Agreement dated as of November 1, 1995 between The Gradall
            Company and Bruce A. Jonker+
 10.11      Employment Agreement dated as of November 1, 1995 between The Gradall
            Company and Joseph H. Keller, Jr.+
 10.12      Employment Agreement dated as of November 1, 1995 between The Gradall
            Company and James C. Cahill+
 10.13      The Gradall Company Amended and Restated Supplemental Executive
            Retirement Plan+
 10.14      The Gradall Company Benefit Restoration Plan+
 10.15      Loan and Security Agreement dated as of October 13, 1995, among Gradall
            Investment Company, The Gradall Company, Gradall Industries, Inc. and
            Heller Financial, Inc., as agent (excluding exhibits and schedules)+
 10.16      Supply Agreement between The Gradall Company and Iowa Industrial
            Hydraulics, Inc., dated January 1, 1995 (excluding exhibits)+
 11.01      Statement re computation of per share earnings*
 21.01      Subsidiaries of the Registrant+
 23.01      Consent of Coopers & Lybrand L.L.P.*
 23.03      Consent of Black, McCuskey, Souers & Arbaugh (included in their opinion filed as Exhibit 5.01)*
 24.01      Powers of Attorney of certain officers and directors of the Registrant+
 27.01      Financial Data Schedule+



- ---------------



+ Filed previously.



* Filed herewith.

                            GRADALL INDUSTRIES, INC.
                                  SCHEDULE II
                      VALUATION AND QUALIFICATION ACCOUNTS
                             (DOLLARS IN THOUSANDS)

                                                                ADDITIONS
                                                         -----------------------
                                            BALANCE AT   CHARGED TO   CHARGED TO                 BALANCE AT
                                            BEGINNING    COSTS AND      OTHER                      END OF
                DESCRIPTION                 OF PERIOD     EXPENSES     ACCOUNTS    DEDUCTIONS      PERIOD
- ------------------------------------------- ----------   ----------   ----------   ----------   -------------
LIFO Inventory Reserve:
     Year ended December 31, 1993..........   $4,723        $  2                                   $ 4,725
     Year ended December 31, 1994..........    4,725         480                                     5,205
     Year ended December 31, 1995..........    5,205         (44)                                    5,161
Allowance for Doubtful Accounts:
     Year ended December 31, 1993..........       95          29         $ 56(a)      $ 18(b)
                                                                                       107(c)           55
     Year ended December 31, 1994..........       55           0           34(a)        23(b)
                                                                                        33(c)           33
     Year ended December 31, 1995..........       33          12           43(a)         4(b)
                                                                                        22(c)           62
Allowance for Inventory Obsolescence:
     Year ended December 31, 1993..........      658         212                       212(d)          658
     Year ended December 31, 1994..........      658         591                       291(d)          958
     Year ended December 31, 1995..........      958         527                       629(d)          856

- ---------------

(a) Late fees assessed and fully reserved.

(b) Doubtful accounts written off.

(c) Revenue recognized from late fees collected.

(d) Write off of obsolete inventories.

                                       S-1